FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2006
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

18/06	Aug 4, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
SHAREHOLDERS’ MEETING RESCHEDULED
Vancouver, BC (August 4, 2006) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announced today that the shareholders’ meeting called for August 11, 2006 had been cancelled and that the meeting had been rescheduled for September 29, 2006. The Board of Directors considered that in view of the recent announcement by a dissident shareholder group that they would be soliciting proxies in favour of a different slate of directors, there were a number of issues raised by the dissident group that needed a response. With only a week to go before the meeting, the Company believes there is not enough time to communicate with shareholders so that they can be properly informed before completing their proxies.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

August 4, 2006
AMENDED
To the Following Securities Commission(s):

Alberta Securities Commission
Manitoba Securities Commission
Newfoundland Securities Commission
Securities Registry-Northwest Territories
Ontario Securities Commission
Quebec Securities Commission
Justice Services Division-Yukon
B.C. Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Nunavut Securities Commission
P.E.I. Securities Commission
Saskatchewan Securities Commission
To the Following Stock Exchange(s):
Toronto Stock Exchange
Dear Sirs:

Re:	Amended Notice of Annual & Special Meeting
Wex Pharmaceuticals Inc.
ISIN Number CA 962084 10 9 3
Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

Date of Meeting:	September 29, 2006 was August 11, 2006
Record date for Notice:	August 22, 2006 was June 27, 2006
Record date for Voting:	August 22, 2006 was June 27, 2006
Beneficial Ownership Determination date:	August 22, 2006 was June 27, 2006
Securities Entitled to Notice:	Common Shares
Securities Entitled to Vote:	Common Shares
Special Business:	Yes
Yours truly,
CIBC MELLON TRUST COMPANY
“Gilda Brombal”

Client Services
/gb
CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

19/06	Aug 10, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
COLLABORATION WITH CHILDREN’S HOSPITAL BOSTON
Vancouver, BC (August 10, 2006) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to announce that the Company has signed the term sheet of the license agreement with Children’s Hospital Boston, for the development and commercialization of pharmaceutical(s) containing Tetrodotoxin (TTX) for prolonged local anesthesia based on the patented technology by Children’s Hospital. Preliminary data suggests that the new product could have much longer anesthetic effect than products currently on the market and reduce the amount of pain the patients may suffer after surgery.
“We are pleased to license the technology from Children’s Hospital Boston, and the advancement of the project will reinforce our commitment to the development of TTX technology,” said Dr. Edge Wang, President & CEO of the Company. “This new product development is consistent with our long term strategy of TTX development and will expand our product pipeline in a new dimension. It is a privilege to work with the scientists from Children’s Hospital Boston and Harvard University.”
Dr. Charles Berde, Chief of the Division of Pain Medicine at Children’s Hospital Boston, commented: “I am very excited about the collaboration with WEX. WEX has a unique position and good track record in the development of TTX for pharmaceutical use. It has the state-of-the-art facilities for the manufacture of TTX. I believe that together we can expedite the development process and make more pharmaceuticals for the benefit of patients using TTX.”
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

20/06	Aug 11, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
SHAREHOLDERS’ MEETING UPDATE
Vancouver, BC – (August 11, 2006) - WEX Pharmaceuticals Inc. (the “Company”)
Earlier this week, two shareholders of the Company who hold in the aggregate less than one-half of one percent of the outstanding shares (the “Dissidents”) launched proceedings against the Company following the Company’s decision to provide its shareholders with a fair opportunity to evaluate responses to matters raised by the Dissidents in response to the Company’s decision to reschedule its Annual General Meeting to September 29, 2006.
The Dissidents’ effort to move the meeting date was denied by the Court with the result that the rescheduled meeting will take place on September 29th as previously disclosed.
As a result of the Dissidents’ lawsuit, the Company became aware of certain activities undertaken by an agent of the Dissidents which the Company believed, amongst other things, tainted the election process and accordingly commenced legal proceedings to enforce the Company’s rights.
The proxy solicitation undertaken by the Dissidents with respect to the cancelled meeting involved a strategy that raised a number of issues and made numerous unsubstantiated allegations against management and the Board. As a result, and in the interest of fairness, the meeting was rescheduled in order to allow the shareholders an ample opportunity to receive information from both the Dissidents and the Company so that they can make an informed decision on the issues being placed before them.
With the unnecessary litigation out of the way, the Company can again turn its attention to the business opportunities ahead of it.
A formal Notice of Meeting and an Information Circular will be sent to shareholders in accordance with all regulatory requirements.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.

Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

Form 52-109F2
Certification of Interim Filings
I, Edge Wang, President and Chief Executive Officer of WEX Pharmaceuticals Inc. certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc. (the issuer) for the interim period ending June 30, 2006.

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in this interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

August 12, 2006
Signed

“Edge Wang”
Edge Wang
President and Chief Executive Officer
WEX Pharmaceuticals Inc.

Form 52-109F2
Certification of Interim Filings
I, Bill Chen, Chief Financial Officer of WEX Pharmaceuticals Inc. certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc. (the issuer) for the interim period ending June 30, 2006.

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in this interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

August 12, 2006
Signed

“Bill Chen”
Bill Chen
Chief Financial Officer
WEX Pharmaceuticals Inc.

Consolidated Financial Statements
WEX Pharmaceuticals Inc.
For the three months ended June 30, 2006 and 2005
(Unaudited, Prepared by Management)

1

WEX PHARMACEUTICALS INC.
NOTICE TO READER
These unaudited consolidated financial statements for the first financial quarter ended June 30, 2006 have not been reviewed by our auditors. They have been prepared by WEX Pharmaceutical Inc.’s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2006.

2

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
[See Note 1 – Basis of Presentation]
(Unaudited, Prepared by Management)

	(expressed in Canadian dollars)
As at	June 30, 2006	March 31, 2006

ASSETS

Current
Cash and cash equivalents [notes 3 [a] and [c]]	$4,582,082	$7,797,673
Restricted cash	23,000	23,000
Short-term investments [notes 3 [b] and [c]]	—	100,000
Accounts and other receivables	404,960	598,088
Investment tax credit receivable	777,873	777,873
Inventories	68,286	69,091
Prepaid expenses, deposits and other	156,402	274,949

Total current assets	6,012,603	9,640,674

Deposits	80,952	80,952
Property and equipment [note 4]	2,092,531	2,169,309
Intangible assets [note 5]	—	—

TOTAL ASSETS	$8,186,086	$11,890,935

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities [note 10]	$2,609,765	$4,417,849
Deferred revenue	187,778	187,778
Deferred tenant inducements	8,056	8,056
Capital lease obligations [note 6]	—	—
Convertible debentures [note 7]	2,483,757	2,317,611

Total current liabilities	5,289,356	6,931,294

Deferred tenant inducements	20,141	22,155
Deferred revenue	453,799	500,743
Convertible debentures [note 7]	1,194,131	1,850,952

Total liabilities	6,957,427	9,305,144

Commitments and contingencies [note 11]

Shareholders’ equity
Share capital [note 8]	62,766,019	62,766,019
Equity component of convertible debentures [note 7]	449,263	725,018
Contributed surplus [note 8 [e]]	4,795,389	4,755,188
Deficit	(66,782,012)	(65,660,434)

Total shareholders’ equity	1,228,659	2,585,791

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,186,086	$11,890,935

See accompanying notes to the consolidated financial statements
On behalf of the Board:

“Edge Wang” Director	“Simon Anderson” Director

3

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT
(Unaudited, Prepared by Management)

	(expressed in Canadian dollars)
For the three months ended June 30, 2006 and 2005	2006	2005

Revenue
Product sales [note 12 [b]]	$75,599	$130,986
License fees [notes 12 [b] and [c]]	46,944	46,945

	122,543	177,931

Cost of goods sold — product sales	56,972	95,599

	65,571	82,332

Expenses
Research and development [notes 8[e], 9 and 10 [a]]	762,853	2,232,579
General and administrative [notes 8[e], 9 and 10 [b]]	492,568	970,457
Amortization	65,884	233,336
Severance and restructuring	—	130,000

Total operating expenses	1,321,305	3,566,372

Operating loss	(1,255,734)	(3,484,040)

Other
Convertible debentures — interest expense	(201,972)	(167,837)
Convertible debentures — settlement	18,273	—
Interest and sundry income	66,613	115,647
Foreign exchange loss	(24,513)	(34,193)

Total other	(141,599)	(86,383)

Loss for the period	(1,397,333)	(3,570,423)

Deficit, beginning of period	(65,660,434)	(45,645,450)
Equity component of convertible debentures settlement [note 7]	275,755	—

Deficit, end of period	$(66,782,012)	$(49,215,873)

Basic and diluted loss per common share	$(0.04)	$(0.10)

Weighted average number of common shares outstanding	35,059,451	35,049,847

See accompanying notes to the consolidated financial statements

4

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Prepared by Management)

	(expressed in Canadian dollars)
For the three months ended June 30, 2006 and 2005	2006	2005

OPERATING ACTIVITIES
Loss for the period	$(1,397,333)	$(3,570,423)
Adjustment for items not involving cash:
Amortization of property and equipment	65,884	116,789
Amortization of intangibles	—	116,547
Amortization of deferred tenant inducement allowance	(2,014)	(7,601)
Loss on disposal of property and equipment	2,960	—
Stock-based compensation	40,201	25,563
Imputed interest expense on convertible debentures	198,792	166,624
Convertible debentures settlement	(18,273)	—
Foreign exchange (gain) expense on convertible debentures	(181,801)	56,108
Amortization of deferred financing costs	3,180	1,213
Amortization of deferred revenue	(46,944)	(46,945)

	(1,335,348)	(3,142,125)

Changes in non-cash working capital items:
Accounts and other receivables	193,128	3,222,214
Investment tax credit receivable	—	(100,000)
Inventories	805	7,125
Prepaid expenses, deposits and other	50,367	(28,831)
Accounts payable and accrued liabilities	(1,808,083)	(400,533)

Cash used in operating activities	(2,899,131)	(442,150)

INVESTING ACTIVITIES
Purchase of short-term investments	—	(5,273,075)
Proceeds from short-term investments	100,000	4,912,826
Rental deposit	65,000	125,000
Tenant inducement allowance	—	54,611
Proceeds from disposal of property and equipment	8,341	—
Purchase of property and equipment	(407)	(16,352)

Cash provided by (used in) investing activities	172,934	(196,990)

FINANCING ACTIVITIES
Repayment of convertible debentures and interest	(489,394)	—
Proceeds from issuance of share capital, net of issuance costs	—	183,000
Repayment of capital lease obligations	—	(5,744)

Cash (used in) provided by financing activities	(489,394)	177,256

Decrease in cash and cash equivalents	(3,215,591)	(461,884)

Cash and cash equivalents, beginning of period	7,797,673	10,233,288

Cash and cash equivalents, end of period	$4,582,082	$9,771,404

See accompanying notes to the consolidated financial statements

5

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2006 and 2005
(Unaudited, Prepared by Management)
1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION
The Company was incorporated under the federal laws of Canada in 1987.
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is a company dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenues from sales of generic products manufactured at its facility in China.
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.
At June 30, 2006, the Company had incurred significant losses and had an accumulated deficit of $66,782,012. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to obtain additional financing and achieve profitable operations. The Company is currently considering financing alternatives. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations. These interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business for the foreseeable future.
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2006 annual report filed with the appropriate Canadian securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.
In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly, in all material respects, the financial position, results of operations and cash flows for the three month periods ended June 30, 2006 and 2005, have been made. Interim results are not necessarily indicative of results for a full year.
The interim consolidated financial statements for the three months ended June 30, 2006 are prepared by management without review by the Company’s external auditors.

6

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2006 and 2005
(Unaudited, Prepared by Management)
2. SIGNIFICANT ACCOUNTING POLICIES
All accounting policies are the same as described in note 2 to the Company’s audited consolidated financial statements for the year ended March 31, 2006 included in the Company’s 2006 annual report filed with the appropriate Canadian securities commissions.
Pursuant to the People’s Republic of China (“PRC”) regulations, the Company’s PRC subsidiary is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve should be at least 10% of after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the Company’s registered capital.
The transfer to this reserve must be made before distribution of dividends to shareholders. Except for the reduction for losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of after tax net income determined in accordance with PRC GAAP. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. These reserves are not available for distribution to owners under general operating conditions.
3. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
[a] Cash equivalents
At June 30, 2006, cash and cash equivalents includes $1,392,697 [March 31, 2006 — $3,018,422] denominated in U.S. dollars, $122,375 [March 31, 2006 — $147,521] denominated in Chinese Renminbi (“RMB”), $1,761,292 [March 31, 2006 — $2,035,675] denominated in Hong Kong dollars, $152 [March 31, 2006 — $296,376] denominated in Euros and $1,305,566 [March 31, 2006 — $2,299,679] denominated in Canadian dollars.
[b] Short-term investments

June 30, 2006	Interest Rate		Maturity Date	Amount

Canadian dollar investments
Guaranteed Investment Certificate		%		$—

$—

March 31, 2006	Interest Rate	Maturity Date	Amount

Canadian dollar investments
Guaranteed Investment Certificate	1.40%	May 2006	$100,000

			$100,000

7

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2006 and 2005
(Unaudited, Prepared by Management)
[c] Foreign currency
The Chinese Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally and supply and demand for the Renminbi. The Company does not expect these restrictions to affect the free flow of cash in the normal course of business.
In addition, the Company is exposed to foreign currency risks with respect to the U.S. dollar, European Euro and Hong Kong dollar due to the Company having certain obligations and holding funds in these foreign currencies. The Company does not engage in foreign currency hedging instruments to mitigate its foreign currency risks.
4. PROPERTY AND EQUIPMENT

		Accumulated	Net Book
June 30, 2006	Cost	Amortization	Value

Furniture and office equipment	$528,928	$266,808	$262,120
Computer software	9,403	9,403	—
Leasehold improvements	155,274	146,340	8,934
Machinery and equipment	2,075,850	454,238	1,621,612
Equipment under construction	53,560	—	53,560
Motor vehicles	247,277	100,972	146,305

	$3,070,292	$977,761	$2,092,531

		Accumulated	Net Book
March 31, 2006	Cost	Amortization	Value

Furniture and office equipment	$552,658	$258,463	$294,195
Computer software	9,403	9,403	—
Leasehold improvements	155,274	144,291	10,983
Machinery and equipment	2,075,852	415,029	1,660,823
Equipment under construction	53,560	—	53,560
Motor vehicles	247,277	97,529	149,748

	$3,094,024	$924,715	$2,169,309

Amortization expense for the three months ended June 30, 2006 amounted to $65,884 [2005 - $116,789]. Included in property and equipment are assets held under capital leases with a cost of $20,398 [2005 — $97,901] and accumulated amortization of $20,398 [2005 — $50,853].
5. INTANGIBLE ASSETS

	June 30, 2006	March 31, 2006

Technology licenses — cost	$—	$5,196,850
Accumulated amortization	—	(1,583,893)
Impairment write-down	—	(3,612,957)

Net book value	$—	$—

8

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2006 and 2005
(Unaudited, Prepared by Management)
During the year ended March 31, 2006 management performed a review of the carrying value of its intangible assets which arose from its acquisition of the remaining 46% interest in Nanning Maple Leaf Pharmaceutical Co. Ltd. Following unfavorable clinical results, management has terminated its clinical programs and is reassessing its alternatives. Accordingly management has determined that future revenue cash flows cannot reasonably be estimated and are uncertain and therefore the net carrying value of the intangible asset has been written down to $nil.
Amortization expense for the three months ended June 30, 2006 amounted to $nil [2005 — $116,547].
6. CAPITAL LEASE OBLIGATIONS
During the year ended March 31, 2006 the capital leases were cancelled.
Interest expense for the three months ended June 30, 2006 amounted to $nil [2005 - $720]
7. CONVERTIBLE DEBENTURES
On June 14, 2004, the Company’s wholly owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5.1 million) with a term of 5 years. The debentures bear interest at 5.5% per annum payable semi-annually. The debentures are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5.00 per common share based on the Canadian dollar equivalent of the debentures of approximately $7,000,000. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with Section 3860 of the CICA Handbook, the Company has allocated the proceeds from the debentures into a debt component and an equity component. The convertible debentures were initially recorded on the balance sheet as a debt of $4,473,570 (US$3,346,000) which was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued and is being accreted to the principal amount as additional interest over the terms of the debentures.
An amount of $2,332,443, representing the estimated value of the right of conversion, less related issue costs of $12,728, was included in shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures.
On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures.
The debentures, previously repayable at maturity in June 2009, are now repayable at regular intervals commencing on December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same.

9

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2006 and 2005
(Unaudited, Prepared by Management)
In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non-convertible debt at the date of each payment. Accordingly, after a payment was made on June 30, 2006 $3,677,888 (US$3,295,007) was allocated to debt and the residual of $449,263 (US$402,493) was allocated to the conversion feature. The difference between this revised value of the debt and its book value of the debt before the amendment resulted in a gain of $18,273 and a foreign exchange gain of $181,801. The difference between the revised value of the conversion feature and its book value before the amendment resulted in a credit to deficit of $275,755.
The debentures are repayable in U.S. dollars and are translated to Canadian dollars as follows:

Repayment dates	U.S. Dollars	Canadian Dollars
September 30, 2006	382,500	426,946
December 31, 2006	765,000	853,893
March 31, 2007	637,500	711,578
June 30, 2007	637,500	711,578
September 30, 2007	637,500	711,578
December 31, 2007	637,500	711,578

Total repayments	3,697,500	4,127,151
Imputed equity component	(402,493)	(449,263)

Balance June 30, 2006	3,295,007	3,677,888
Less: current portion	(2,225,190)	(2,483,757)

Long-term portion	$1,069,817	$1,194,131

For the three months ended June 30, 2006 included in interest expense for the debentures is interest calculated on the face value of the convertible debentures of $62,447 [2005 — $87,046] plus a notional interest amount of $136,345 [2005 — $79,578] representing accretion of the carrying value of the debentures using a 20% effective interest rate.
8. SHARE CAPITAL
[a] Authorized
Unlimited number of common shares without par value.
[b] Issued and outstanding

	Number of
	Common
	Shares
	Outstanding	Amount

Balance, March 31, 2006	35,059,451	$62,766,019

Issued during period	—	—

Balance, June 30, 2006	35,059,451	$62,766,019

10

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2006 and 2005
(Unaudited, Prepared by Management)
[c] Escrow shares
As at June 30, 2006, 1,559,054 [March 31, 2006 — 1,559,054] common shares are held in escrow relating to the acquisition, in September 2002, of the additional interest in Nanning Maple Leaf Pharmaceuticals Co Ltd. These shares are currently being released from escrow at 259,843 shares every six months with the balance to be released on November 12, 2007. The escrowed shares were not released in November 2005 since the Company is currently reviewing the acquisition agreement which was entered into on November 30, 2001 and related documentation prior to releasing any further shares from escrow. During the three months ended June 30, 2006, no common shares were released from escrow.
[d] Stock options
The Company has a stock option plan which provides for the granting of up to 9,300,000 stock options [2005 – 6,220,000] to executive officers, directors, employees, consultants and clinical advisory board members. The stock options available for issuance under the plan vest over various periods and have maximum terms of five years. As at June 30, 2006, the Company has 3,396,488 stock options available for future issuance under the plan.
Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of Options	Exercise
	Outstanding	Price

Outstanding at March 31, 2006	3,485,946	$2.71
Cancelled	(60,000)	2.18
Forfeited	(309,000)	3.06

Outstanding at June 30, 2006	3,116,946	$2.53

The following table summarizes the Company’s outstanding options as at June 30, 2006 expiring between July 2006 and January 2011:

	Options Outstanding
			Weighted	Options Exercisable
		Weighted	Average		Weighted
Range of		Average	Remaining		Average
Exercise		Exercise	Contractual Life		Exercise
Prices	Outstanding	Price	(years)	Exercisable	Price
$1.50 - $1.82	1,601,946	$1.69	2.85	1,134,779	$1.75
$2.00 - $2.82	240,000	2.35	1.84	240,000	2.35
$3.65 - $3.83	1,090,000	3.82	2.26	1,090,000	3.82
$5.02 - $5.53	185,000	5.16	2.24	185,000	5.16

	3,116,946	$2.69	2.53	2,649,779	$2.89

11

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2006 and 2005
(Unaudited, Prepared by Management)
[e] Stock-based compensation
For the three months ended June 30, 2006, the Company recorded non-cash stock-based compensation expense of $40,201 [2005 — $25,563], and recorded a corresponding increase in contributed surplus. This compensation expense is allocated between research and development expenses as to $13,818 [2005 — $ nil] and general and administrative expenses as to $26,383 [2005 — $25,563] on the same basis as cash compensation. No stock options were granted during the three months ended June 30, 2006 and June 30, 2005. The fair value of stock options expensed during the three months ended June 30, 2006 and 2005 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Three months ended
	June 30, 2006	June 30, 2005
Annualized volatility	53.08%	63.56%
Risk-free interest rate	3.98%	3.78%
Expected life	4.93 years	3.0 years
Dividend yield	0.0%	0.0%
[f] Share purchase warrants
As at June 30, 2006 the Company had warrants outstanding, for the purchase of 3,838,788 [March 31, 2006 — 3,838,788] common shares, at an average exercise price per common share of $3.85 [March 31, 2006 — $3.85] which expire at various dates from August 5, 2006 to January 30, 2007. In addition as at June 30, 2005 the Company had agent’s warrants outstanding for the purchase of 109,392 common shares at an average exercise price of $2.27. All these warrants expired unexercised between October 2005 and January 2006.
The Company is proposing that the shareholders approve at the 2006 Annual General Meeting amending the terms of its 3,838,788 warrants outstanding to extend the expiry date of the warrants.

12

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2006 and 2005
(Unaudited, Prepared by Management)
9. RESEARCH AND DEVELOPMENT AND GENERAL AND ADMINISTRATIVE EXPENSES

Three months ended June 30	2006	2005

Research and development
Administration costs	$10,023	$33,689
Clinical testing, insurance, consulting and patent costs	566,483	1,847,276
Legal and translating	8,621	5,108
Rent [note 11(i)]	21,327	84,000
Salaries and benefits	124,831	274,877
Scientific research and development tax credit	—	(100,000)
Stock-based compensation expense [note 8(e)]	13,818	—
Travel and conferences	17,750	87,629

Total research and development expenses	$762,853	$2,232,579

General and administrative
Administration costs	$98,405	$163,628
Audit and accounting fees	24,497	36,192
Directors’ fees	37,250	57,448
Legal and solicitor fees	25,204	61,851
Loss on disposal of property and equipment	2,960	—
Rent [note 11(i)]	44,931	102,488
Salaries, benefits	182,262	394,275
Stock-based compensation expense [note 8(e)]	26,383	25,563
Travel, promotion and advertising	50,676	129,012

Total general and administrative expenses	$492,568	$970,457

10. RELATED PARTY TRANSACTIONS
[a]
The Company paid $52,500 research and development consulting fees to a senior officer during the three months ended June 30, 2006 [2005 — $94,350] of which $nil is included in accounts payable and accrued liabilities as at June 30, 2006 [March 31, 2006 — $20,129].

[b]
The Company incurred $24,282 of legal fees charged by a law firm, a partner of which is a director of the Company, for the three months ended June 30, 2006 [2005 — $82,580] of which $22,730 is included in accounts payable and accrued liabilities as at June 30, 2006 [March 31, 2006 - $96,211].

All related party transactions are recorded at the exchange amount established and agreed to between the related parties.

13

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2006 and 2005
(Unaudited, Prepared by Management)
11. COMMITMENTS AND CONTINGENCIES
[i]	The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum payments required under these agreements are as follows:

Nine months - 2007	$174,045
2008	173,952
2009	161,570
2010	123,662
2011	3,312

Total future minimum lease payments	$636,541

Rent expense for the three months ended June 30, 2006 amounted to $66,211 [2005 — $185,681]. On December 30, 2005, the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,988,250 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
[ii]
The Company has entered into agreements with various companies for non-clinical work and for the purpose of conducting clinical research studies or equipment expenditures. Payments required under these agreements are as follows:

	Non Clinical	Clinical
	Research	Research	Total

2007	$50,126	$769,769	$819,895
[iii]	Pursuant to the license agreement with Esteve, the Company is jointly responsible for development costs in excess of $35 million (€25 million), if any (see also note 13).

[iv]
Employees of the Asian subsidiaries participate in a mandatory defined contribution retirement plan pursuant to which the subsidiaries make contributions based on a percentage of the employee’s salary.

[v]
The Company was notified in April 2005 that its appeal with the Chinese Patent Office concerning ownership of a patent relating to addiction withdrawal in the territory of China was not successful. The Company is currently assessing its alternatives.

[vi]
The Company is the subject of an investigation by a regulatory authority as to whether its disclosure of its Phase IIa clinical trial results in October 2003 was timely and accurate in connection to the grant of options on October 31, 2003. The outcome and financial impact, if any, of this matter is not determinable.

[vii]
The Company has received a claim by two former employees relating to severance as well as the issuance of further stock options. While the Company intends to defend these claims, management has made estimates for the potential loss which has been recorded in expenses. Management does not expect the final resolution of these matters to have a material effect on the Company’s operating results.

14

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2006 and 2005
(Unaudited, Prepared by Management)
[viii]
In addition, the Company has received a claim in the amount of US$120,000 ($140,000) for services rendered. Management believes that this claim is without merit and intends to defend the action. The Company does not expect any losses to occur with respect to this matter and accordingly no provision has been made in the accounts. A loss, if any, arising from this matter will be recorded in the period it is determined.

12. SEGMENTED INFORMATION
[a]	The Company is managed as one reportable business segment. Revenues and long-lived assets by geographical segment are presented below.

[b]	Geographic Information:
Revenue is attributed to countries based on the location of the Company’s collaborators and customers:

	Three months ended
	June 30, 2006	June 30, 2005
Sales to and licensing fees from external customers:
China	$75,599	$130,986
Spain	46,944	46,945

	$122,543	$177,931

[c]	License fees for the periods ended June 30, 2006 and 2005 are derived from the Company’s development partner located in Spain.

[d]	The break-down of the Company’s long-lived assets by location, which include property and equipment and intangible assets, are as follows:

As at	June 30, 2006	March 31, 2006
Long-lived assets:
Canada	$121,267	$145,586
Hong Kong	26,962	27,185
China	1,944,302	1,996,538

Total long-lived assets	$2,092,531	$2,169,309

13. SUBSEQUENT EVENTS
On July 28, 2006, the Company announced that its partner Laboratories del Dr. Esteve, S.A. (Esteve) was entering into discussions with Wex to amicably terminate collaboration on the development of Tetrodotoxin (TTX) as an analgesic, due to differences in business strategies between the two companies. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining approval from the regulatory authorities for marketing TTX in Europe. Management believes that the potential termination will not have a material impact on the Company’s financial position.

15

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2006
The following is a discussion by management of WEX Pharmaceuticals Inc. (“WEX” or the “Company”) of the consolidated operating results covering the three month period ended June 30, 2006 and is as of August 12, 2006 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three months ended June 30, 2006 and the Company’s annual audited consolidated financial statements for the year ended March 31, 2006 and the notes included thereto. The Company’s unaudited interim consolidated financial statements were prepared by management, have not been reviewed by the Company’s external auditors, have been prepared in accordance with Canadian GAAP and all values are in Canadian currency unless otherwise noted. The forward-looking statements in this discussion regarding our expectations regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s Annual Information Form. The Company’s actual results may differ materially from those contained in any forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc. including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.
OVERVIEW
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for the management of pain.
The Company is currently developing Tetrodotoxin (“TTX”) as a medication intended to provide relief for various persistent and chronic pain conditions associated with cancer (trade name Tectin™). In March 2006 the clinical trial of Tectin™ was discontinued pending detailed analysis of the data generated from the trial. The development of TTX as an agent for treating symptoms associated with addiction and withdrawal from abused substances (trade name Tetrodin™) will not be pursued until further resources are available or a partnership/collaboration is entered into. The development of a local anaesthetic (trade name Tocudin™) is currently in the pre-clinical stage and further development plans are pending allocation of additional resources.
Our vision is to become a fully integrated international pharmaceutical company with the expertise and infrastructure to discover, develop, manufacture and commercialize proprietary therapeutics derived from naturally occurring toxins for worldwide markets.
CORPORATE DEVELOPMENTS
Financial
In December 2005, the Company finalized negotiations with the debenture holders and under the amended terms, the Company has agreed to repay the debentures in a series of instalment payments over the next two years. An initial payment of US$1.02 million was made prior to December 31, 2005 with second instalment of US$ 382,500 paid on June 30, 2006. The final payment will be made on December 31, 2007. The remaining terms of the debentures, including interest and conversion terms, remain unchanged. As of June 30, 2006 the remaining aggregate principal amount of the debentures is US$3,697,500 which is equivalent to $4,127,151 (see Convertible Debentures section).
The Company as at June 30, 2006 ended with cash and cash equivalents of $4.6 million [March 31, 2006 — $7.8 million].

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2006
Team
The Company announced the appointment of Bill Chen as Chief Financial Officer on April 25, 2006. On that date, Trevor Sinclair resigned from the position as the interim Chief Financial Officer.
On June 30, 2006 Don Evans resigned from the position as Vice President of Corporate Communications for WEX.
Clinical
Tectin™
Further to the recommendation of the DMC (Data Monitoring Committee) to prematurely terminate the Canadian Phase IIb/III study of Tectin™ in the management of inadequately controlled cancer-related pain in March 2006, the Company has developed a strategic plan to make a detailed analysis of the data generated by the study.
July 6, 2006 the Company announced that the detailed analysis of the Phase IIb/III data collected during the double-blind, randomized, placebo controlled study of Tectin™ in inadequately controlled moderate to severe cancer pain is progressing. The first phase of a detailed analysis using different parameters such as assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and quality of life items (general activity, walking, mood, sleep, etc.) which were not examined by the Data Monitoring Committee is completed. Preliminary results are consistent with the results observed in the Phase IIa open label study. It should be noted, however, that these results are provisional and are still subject to review and validation which is expected by September 2006. Once the analysis is validated by an independent source the Company will determine the next steps in the clinical development of Tectin™ and provide additional information.
U.S. Commercialization strategy
The Company has also filed and received approval for an IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™ under a US-IND number. This represents a significant achievement since for the first time, WEX will perform a trial under a US-IND number, and this will grant access to a major patient population base for future TTX development.
This will be a randomized, pharmacokinetic trial to assess the kinetics of TTX after a single subcutaneous dose in healthy volunteers, data which are required by regulatory agencies to understand the fate of the drug in the body. As the dose of TTX administered to humans is very small, no established method was sensitive enough to detect the product in biological fluids and, therefore, no kinetic data were available. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.
Tetrodin™
In accordance to the Company’s plan to focus its financial and operational resources on the development of Tectin™ for moderate to severe cancer-related pain and due to the change of registered ownership of the Chinese Drug Withdrawal Patent from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”) to one of the two inventors and a third party who alleges to have been an employer of the other inventor, the Company will not pursue the development of Tetrodin™ for the management of pain symptoms associated with addiction and withdrawal from abused substances in Canada and China until further resources are available or a partnership or collaboration is entered into.

2

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2006
Tocudin™, a local anaesthesia, is currently in the pre-clinical stage and further development and commercialization plans are pending allocation of additional resources.
Relationship with Esteve
We have entered into discussions with our partner Laboratories del Dr. Esteve, S.A. (Esteve) to terminate our collaboration on the development of TTX as an analgesic, due to differences in business strategies between the two companies. The two companies have made a number of efforts in the past months to reach a development synergy, but have fallen short of reaching an agreement for further collaboration. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining approval from the regulatory authorities for marketing TTX in Europe. Management believes that the potential termination will not have any material impacts on the Company’s financial position. We have reinforced our commitment to the TTX project.
Intellectual Property
The Company is currently evaluating its intellectual property assets to identify further opportunities for commercialization.
COMPANY GOALS & STRATEGIES
•	To raise additional capital to fund operations.

The Company is in the process of evaluating several funding options, including a rights offering, and private placements.

•	To focus our financial and operational resources on the development of Tectin™ for the treatment of moderate to severe cancer-related pain through clinical trials in North America and China.

•	To expand our drug pipeline by developing additional technologies.

WEX maintains a significant presence in China where all of the Company’s product research is performed. In addition, the Company produces and distributes a line of generic pharmaceutical products in China. We believe that the Company’s Research and Development team is uniquely positioned to identify and commercialize new drug discoveries for distribution in China and around the world.

•	To enter into additional collaborations with third parties.

At present, the Company has limited capabilities for marketing its products under development. Accordingly, collaborations with third parties who have experience in commercialization may be required to handle this function. Further, such collaborations may provide the Company with financial payments which assist in funding the development and assist in the commercialization of our products.

•	To maintain a strong intellectual property portfolio.

We attach great significance to patents and the protection of industrial secrets for new technologies, products and processes. Accordingly, the approach is to build a portfolio that provides broad protection of our basic platform technology, as well as a tiered patent claim structure to provide back- up patent positions in commercially significant areas.

3

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2006
OTHER COMPANY OBJECTIVES
•	To begin a clinical pain study in the U.S. under its IND number.

•	To expand product pipeline by in-licensing new technologies.

•	To explore income opportunities including acquiring a Chinese generic drug operation with stable cash flow.
FINANCIAL RESULTS
Overall Performance
For the three months ended June 30, 2006, the Company recorded a loss of $1.4 million ($0.04 per common share) compared to a loss of $3.6 million ($0.10 per common share) in the three months ended June 30, 2005. The decrease in loss for the three months ended June 30, 2006, when compared to the preceding year, is attributable to expense reductions relating to the discontinuing all clinical trials in March 2006, significant staff reductions, reduced amortization and the reduction of other overhead expenses. With minor revenue income, Management expects losses to continue during the coming quarters as it continues to focus its resources in an effort to further the commercialization of Tectin™.
The Company’s subsidiary in China, Nanning Maple Leaf Pharmaceuticals Co. Ltd. (“NMLP”), and Wex Medical Limited in Hong Kong, recorded product revenues of $75,599 for the three months ended June 30, 2006, as compared to $130,986 in the same period in the previous year, or a decrease of $55,387.
All results of operations were in line with management expectations.
There have been no material changes during the three months ended June 30, 2006 to the forward- looking information provided in the “Management’s Discussion and Analysis of Financial Condition and Operations” for the fiscal year ended March 31, 2006.
Critical Accounting Policies and Estimates
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are revenue recognition, valuation and amortization of intangible assets, stock-based compensation and the valuation of convertible debentures. These accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable and are based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. In prior periods, the valuation and amortization of intangible assets were also critical accounting estimates. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.

4

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2006
Revenue recognition
License fees are comprised of initial upfront fees and payments from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight line basis over the period of ongoing involvement of the Company. Revenue recognition of the first $1.58 million payment, which was recorded as deferred revenue upon receipt, for the years 2003 and 2004 was amortized over a five year period. New management estimates amended the amortization period to seven years commencing the three months ended March 31, 2005. Any change in the estimate of the expected ongoing involvement during the period could have a material impact on the Company’s earnings.
Generic sales revenues are recognized when the products are shipped to the customer provided the customer has retained all the significant risks of ownership and there are no future obligations with respect to the product shipped
Stock-based Compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited. The Company recorded $40,201 in stock-based compensation expense for the three months ended June 30, 2006 as compared to $25,563 for the three months ended June 30, 2005.
Convertible debentures
The convertible debentures are a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The amount representing the conversion feature was included as shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures. The accounting policy for the debentures is a critical accounting policy as the fair value estimates are based on management’s estimate of a suitable discount factor, which is a critical accounting estimate. Management believes that a loan to the Company at the time of the renegotiation of the convertible debenture was renegotiated would have attracted an interest rate of 20% per year.

5

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2006
Results of Operations
Revenue

	Three months ended June 30,
(in thousands of dollars)	2006	2005
Product sales	$76	$131
License fees	47	47

	$123	$178

The Company’s main source of pre-commercialization revenue is in relation to the agreement signed with Esteve in the year ended March 31, 2002. License fees for the three months ended June 30, 2006 and 2005 were $46,944 and $46,945 respectively and are related to the upfront licensing payment of approximately $1.58 million received from Esteve during the year ended March 31, 2003. This has been recorded as deferred revenue and is being amortized on a straight-line basis. The amortization period was revised by management to seven years from five years in the fourth quarter of fiscal 2005.
For the three months ended June 30, 2006 the total generic and other sales were $75,599 or a decrease of $55,387 when compared to $130,986 in revenues for the three months ended June 30, 2005. The decrease is mainly due to competition from similar generic products and decrease in selling prices. The Company is evaluating various business plans to increase revenue and to support the generic sales programs, but its focus remains on the commercialization of Tectin™.
Expenditures

	Three months ended June 30,
(in thousands of dollars)	2006	2005
Cost of Goods Sold	$57	$96
Research and Development	763	2,233
General and Administrative	493	970
Severance and Restructuring	—	130
Amortization	$66	$233
Cost of Goods Sold
Gross margins on product sales for the three months ended June 30, 2006 and 2005 were 25% and 27% respectively. The decrease in gross margin is due to lower selling prices resulting from the impact of competition and increase in manufacturing costs
Research and Development
Three months ended June 30, 2006 compared to the three months ended June 30, 2005
Research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials such as payments to clinical research organizations and research related overhead expenses. The Company has not historically tracked R&D costs by project but rather by type of cost incurred. R&D expenses totalled $763 thousand for the three months ended June 30, 2006 as compared to $2.2 million for the three months ended June 30, 2005. Included in research and development expenses for the three months ended June 30, 2006 is a non-cash stock-based compensation expense of $13,818 as compared to $nil for three months ended June 30, 2005.

6

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2006
Not including the non-cash stock-based compensation expense, R&D expenditures decreased by $1.5 million or approximately 66% over the previous period. Most notably, clinical testing and trial costs were $566 thousand for the three months ended June 30, 2006 as compared to $1.8 million over the same period in the previous year or a decrease of $1.3 million. The decrease in clinical testing costs is due to the discontinuing of the clinical trials in March 2006. Salaries and benefit costs were $124,831 for the three months ended June 30, 2006 as compared to $274,877 for the same period in the previous year. The decrease of $150,046 relates to the reduction in clinical and development staff over the prior year.
The Company expects R&D expenses to decrease over the next quarter as all clinical trials were discontinued. However, due to the significant risks and uncertainties inherent in the development of products, third party manufacturing and regulatory approval process, the costs and timelines to complete further development of our products are not accurately predictable.
For the three months ended June 30, 2006 patent costs were $45,048 as compared to $45,782 to the same period in 2005 or a reduction of $734.
Three months ended June 30, 2006 compared to the three months ended March 31, 2006
R&D expenses totalled $763 thousand for the three months ended June 30, 2006 as compared to $2.7 million the three months ended March 31, 2006 or a decrease of approximately $1,987,000 or 73%. The major area that contributed to the decrease in expenses for the three months ended June 30, 2006 as compared to the three months ended March 31, 2006 related to the clinical trials activities and pre-clinical work performed on TTX and Tectin™. For the three months ended June 30, 2006 the expenditures on clinical trial activities were $566 thousand as compared to $2.4 million for the three months ended March 31, 2006 or a decrease of approximately of $1,820,000. The discontinuing the clinical trials represents 93% of the decrease in clinical trial costs.
Included in the research and development expenses for the three months ended June 30, 2006 is a related party amount of $52,500. This amount relates to the compensation paid to the Company’s Chief Scientific Officer. Currently, the compensation arrangements with this individual are based on a contract which provides for a maximum yearly fee of $210,000.
General and Administrative
Three months ended June 30, 2006 compared to the three months ended June 30, 2005
General and administrative expenditures for the three months ended June 30, 2006 were $493 thousand as compared with $970 thousand for the three months ended June 30, 2005 or a decrease of $477,889. For the three months ended June 30, 2006 salaries decreased by $212,013, as a result of staff layoffs, to $182,262 over the same period in 2005, rent decreased due to moving to smaller premises by $57,557 to total $44,931; and directors’ fees decreased to $37,250 as compared to $57,448 as result of fewer meetings. The downsizing of WEX’s workforce in prior periods has resulted in a reduction in travel, promotion, consulting, office costs and other overhead activities.

7

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2006
Three months ended June 30, 2006 compared to the three months ended March 31, 2006
For the three months ended June 30, 2006, G&A, when compared to the three months ended March 31, 2006 decreased to $493 thousand from $1.3 million respectively. Legal and corporate service costs decreased by $102,732 due to a special shareholders meeting held in January 2006; Audit and accounting fees decreased by $123,261 due to special services provided in the three months ended March 31, 2006 for the annual audit and tax services provided. Further downsizing of the workforce in the three months ended March 31, 2006 has resulted in an additional further salary and benefit reduction of $254,330 for the three months ended June 30, 2006. Moving to smaller premises in the 4th fourth quarter ended March 31, 2006 resulted in further costs savings of $26,672. With less staff, travel and promotion has been reduced by $74,297, administrative overhead by $117,938. Directors’ fees have been reduced by $10,739 due to fewer meetings during the three months ended June 30, 2006 as compared to the three months ended March 31, 2006.
Included in general and administrative expenses for the three months ended June 30, 2006 is a related party amount of $24,282 in legal fees incurred from with Fasken Martineau DuMoulin (“Fasken”). Peter Stafford is a director of the Company and was a partner, until his retirement in February 2006, with Fasken, which acts as corporate counsel to the Company. Mr. Stafford is now a part-time consultant to Fasken and the Company’s relationship with Fasken is managed through a partner in the firm’s Vancouver office. Mr. Stafford does not provide legal advice nor is he involved in any of the Company’s files with Fasken.
Severance and Restructuring
Due to the Company downsizing its workforce accrued severance costs relating to a former senior manager of $130,000 was recorded during the three months ended June 30, 2005. For the three months ended March 31, 2006 further staff downsizing resulted in additional severance costs of $230,486. For the three months ended June 30, 2006 $nil were incurred as the Company did not incur any severance costs.
Amortization
Amortization expense relates to the amortization of property and equipment and the amortization of identifiable intangible assets. Depreciation and amortization expense for the three months ended June 30, 2006 was $65,884 in respect of property and equipment and $nil in respect of intangible assets. In the three months ended June 30, 2005, the corresponding amounts were $116,789 and $116,547 respectively. The reduction in amortization expenses was due to the write-down of the remaining purchase costs relating to the acquisition of the additional 46% in NMLP and the disposal of capital assets during the year ended March 31, 2006.
Management expects amortization expense to remain fairly consistent throughout the year as limited capital asset purchases are expected.
Investment and Other Income

	Three months ended June 30,
(in thousands of dollars)	2006	2005
Convertible debentures — interest expense	$(202)	$(168)
Convertible debentures — settlement	18	—
Interest and sundry income	67	116
Foreign exchange loss	(25)	(34)

	$(142)	$(86)

8

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2006
Convertible Debentures Interest and Settlement Cost
On June 14, 2004, the Company’s wholly owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5.1 million) with a term of five years. The debentures bear interest at 5.5% per annum payable semi-annually. The debentures are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5 per common share based on the Canadian dollar equivalent of the debentures of approximately $7,000,000. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with Section 3860 of the CICA Handbook, the Company has allocated the proceeds from the debentures into a debt component and an equity component. On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remained the same.
In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non-convertible debt at the date of each payment.
For the three months ended June 30, 2006 included in interest expense for the debentures is interest calculated on the face value of the convertible debentures of $62,447 [2005 — $87,046] plus a notional interest amount of $136,345 [2005 — $79,578] representing the accretion of the carrying value of the debentures using a 20% effective interest rate. Also included in debenture interest expense for the three months ended June 30, 2006 is amortization of deferred financing costs of $3,180 [2005 — $1,213].
Interest and Sundry Income
Investment and other income for the three months ended June 30, 2006 declined to $66,613 from $115,647 for the three months ended June 30, 2005 due to the redemption of most investments in prior quarters to fund clinical trials and general operating costs.
Foreign Exchange Loss
The net foreign exchange loss of $24,513 for the three months ended June 30, 2006 was $9,680 lower as compared to the net foreign exchange loss of $34,193 for the three months ended June 30, 2005. This net difference was mainly due to the returning stability of the Hong Kong dollar and Chinese Renminbi in the current period as compared to the previous period.
The Company operates in Canadian currency but holds US dollar denominated cash accounts, to meet the Company’s anticipated US operating and capital expenditures in future periods. Further to this, the Company’s foreign subsidiaries operate in Hong Kong dollars and Chinese Renminbi. The Company maintains cash resources in both currencies in order to meet its obligations in those areas. The Company does not use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities and therefore, the Company is exposed to future fluctuations in the U.S./Canadian dollar and Hong Kong dollar and Chinese Renminbi exchange rates.

9

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2006
Summary of Quarterly Results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
(in thousand of dollars, except per	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005
share amounts)	(Q-1)	(Q-4)(2)	(Q-3)	(Q-2)
Total Revenues	$123	$137	$145	$169

Loss	(1,397)	(8,195)	(5,795)	(4,062)
Basic and diluted loss per common share	(0.04)	(0.23)	(0.17)	(0.12)
Total assets	$8,186	$11,891	$20,102	$25,112

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
(in thousand of dollars, except per	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004	Sept 30, 2004
share amounts)	(Q-1)	(Q-4)(3)	(Q-3)(1)(4)	(Q-2)(1)
			(restated)	(restated)
Total Revenues	$178	$3,327	$205	$243
Loss	(3,570)	(1,434)	(4,502)	(2,430)
Basic and diluted loss per common share	(0.10)	(0.04)	(0.13)	(0.08)
Total assets	$28,837	$32,381	$31,826	$31,621

(1)
Restated to reflect the change in accounting policy on patents. See note 3 to the consolidated financial statements. The impact of expensing patent costs for the three months ended September 30, 2004 and December 31, 2004 was to increase the quarterly loss by $78,504 and $54,839 respectively and resulted in an increase in the loss per common share by $nil for each quarter.

(2)	The loss for the three months ended March 31, 2006 includes severance costs of $760,553 and the write-down of the intangible asset in the amount of $3,612,957.

(3)	The loss for the three months ended March 31, 2005 includes revenue of $3,136,200 from the research and collaboration fees related to the Esteve contract.

(4)
The increase in loss for the three months ended December 31, 2004 as compared to the three months ended September 30, 2004 was due to the completion of one of the Company’s clinical trials and the subsequent final billings as related to the trials.

Liquidity and Capital Resources
Since its incorporation, the Company has financed administration, research and development activities and capital expenditures through the private sales of its common shares, issuance of debentures, the exercise of warrants or options and the use of licensing revenue from its corporate partner and the collection of government tax credits. During the three months ended June 30, 2006 cash used by operations increased to $2,899,131 from $442,150 in the comparable quarter. This was due mainly to the payment of accounts payable related to clinical trial costs of $1.8 million during the first quarter ended June 30, 2006. Excluding non-cash working capital items for the three months ended June 30, 2006 due to discontinuing clinical trials and downsizing of its workforce cash flow has been reduced to $1.3 million as compared to the three months ended June 30, 2005 of $3.1 million. During the prior comparable quarter ended June 30, 2005 the Company collected $3.1 million from its research and collaboration fees related to the Esteve contract.

10

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2006
In June 2006 the Company repaid a further $426,947 (US $ 382,500) due to amending the repayment terms of the convertible debentures.
At June 30, 2006 the Company had working capital of approximately $723 thousand including cash resources, comprising cash and cash equivalents and short-term investments in the amount of $4.6 million. The cash and cash equivalents are held in different currencies as follows:

	June 30, 2006	March 31, 2006

Canadian dollars	$1,305,566	$2,299,679
U.S. dollars	1,392,697	3,018,422
Chinese Renminbi	122,375	147,521
Hong Kong dollars	1,761,292	2,035,675
Euros	152	296,376

	$4,582,082	$7,797,673

In aggregate, the Company’s cash resources decreased by $3.3 million from $7.9 million as at March 31, 2006. Managements’ expectations are that cash resources will continue to decline over the coming quarters, but the quarterly reduction in cash will be less than in the quarter ended June 30, 2006 due to discontinuance of clinical trial activity and a downsized workforce.
The Renminbi is not fully convertible into foreign currencies and is subject to local governmental restrictions. All foreign currency exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap centre.
Management believes that with the existing cash resources there are sufficient resources for the Company’s current programs to fund operations through October 2006. At June 30, 2006, the Company had incurred significant losses and had an accumulated deficit of $67 million. In order for the Company to continue with its long term strategic objective of the commercialization of TTX in North America and major European markets it will require additional capital or debenture funding. The Company intends to raise the necessary funds for these initiatives in the coming months. Depending on the North American and Asian economic factors; such as, capital market conditions, political uncertainty, the growth of pharmaceutical markets and the returns available to investors/lenders in other market sectors, the Company may have challenges raising the appropriate capital required. The budgeted expenditures that are necessary to execute on the future business plan and strategic objectives are subject to various uncertainties and may also be delayed depending on the amount of funding that is raised.

11

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2006
The Company’s contractual commitments are related to the lease of the Company’s office space and operating leases for office equipment, plus clinical and non clinical research. Payments required under these agreements and leases are as follows:

(in thousands of dollars)		Payments Due by Period
Contractual Obligations	Total	2007	2008 - 2009	2010 - 2011	Thereafter
Operating Leases	$637	$174	$336	$127	$—
Purchase Obligations	820	820	—	—	—
Debenture Obligations (1)	4,396	2,202	2,194	—	—

	$5,853	$3,196	$2,530	$127	$—

(1)	The debenture obligations include principal and interest. Interest payments in fiscal 2007 will be approximately $209,559 and in 2008 $58,866. The final payment is due December 31, 2007.
Pursuant to the license agreement referred to in note 13 to the consolidated financial statements, the Company is jointly responsible for development costs in excess of $35 million (€25 million), if any. As discussed above, the Company is currently negotiating a termination of its relationship with Esteve.
Contingencies
Pursuant to certain People’s Republic of China (“PRC”) regulations, the Company’s subsidiary is likely required to transfer certain percentages of its profit, as determined under the PRC accounting regulations, to certain statutory funds. To date, the subsidiary has not recognized any statutory reserves as it has not been profitable. Should the subsidiary become profitable in the future, it will be required to recognize these statutory accounts and accordingly, a portion of the subsidiary’s future earnings will be restricted in use and not available for distribution.
Off-Balance Sheet Arrangements
The Company currently has no off-balance sheet financings that are likely to have a current or future effect on the results of operations or financial condition of the Company.
Transactions with Related Parties
During the three months ended June 30, 2006, the Company paid or accrued $52,500 [2005 – $94,350] of research and development consulting fees to a senior officer and incurred $24,282 [2005 – $82,580] of legal fees charged by a law firm, a partner of which is a director of the Company. Amounts advanced from directors are without interest or stated terms of repayment. All related party transactions are recorded at the exchange amount established and agreed to between the related parties.
Financial Instruments and Other Instruments
The Company has convertible debentures outstanding. On December 22, 2005, the Company’s wholly- owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same.
In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non-convertible debt at the date of each payment. Accordingly, after a payment was made on June 30, 2006 $3,677,888 (US$3,295,007) was allocated to debt and the residual of $429,263 (US$402,493) was allocated to the conversion feature. The difference between this revised value of the debt and its book value of the debt before the amendment resulted in a gain of $18,273 and a foreign exchange gain of $181,801. The difference between the revised value of the conversion feature and its book value before the amendment resulted in a credit to deficit of $275,755.

12

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2006
The debentures are repayable in U.S. dollars and are translated to Canadian dollars as follows:

Repayment dates	U.S. Dollars	Canadian Dollars
September 30, 2006	382,500	426,946
December 31, 2006	765,000	853,893
March 31, 2007	637,500	711,578
June 30, 2007	637,500	711,578
September 30, 2007	637,500	711,578
December 31, 2007	637,500	711,578

Total repayments	3,697,500	4,127,151
Imputed equity component	(402,493)	(449,263)

Balance June 30, 2006	3,295,007	3,677,888
Less: current portion	(2,225,190)	(2,483,757)

Long-term portion	$1,069,817	$1,194,131

For the three months ended June 30, 2006 interest expense for the debentures includes (1) interest calculated on the face value of the convertible debentures of $62,447 [2005 — $87,046]; plus (2) a notional interest amount of $136,345 [2005 — $79,578] representing the accretion of the carrying value of the debentures using a 20% effective interest rate; and also (3) included in debenture interest expense for the three months ended June 30, 2006 is amortization of deferred financing costs of $3,180 [2005 - $1,213]
The fair value the convertible debentures, calculated at the present value of future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates their carrying values.
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars and the Chinese RMB. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
Share Capital
As of June 30, 2006, there were 35,059,451 common shares issued and outstanding for a total of $62.8 million in share capital and there were 3,116,946 stock options outstanding in the Company’s stock option plan (of which 2,649,779 were exercisable) at a weighted average exercise price of $2.69. As at June 30, 2006 there are also 3,838,788 warrants outstanding at an average price of $3.85. As of August 12, 2006, there were 35,059,041 common shares issued and outstanding for a total of $62.8 million in share capital. As of August 12, 2006 there were 3,099,612 stock options outstanding in the Company’s stock option plan (of which 2,654,612 were exercisable) at a weighted average exercise price of $2.69.

13

August 10, 2006

To:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission Autorite des Marches Financiers Toronto Stock Exchange
Dear Sirs:
Re:       Wex Pharmaceuticals Inc.
We acknowledge receipt of a Notice of Change of Auditors (the “Notice”) dated August 8, 2006 delivered to us by Wex Pharmaceuticals Inc. in respect of the replacement of Ernst & Young LLP from the office of auditor of Wex Pharmaceuticals Inc. and the subsequent appointment of Manning Elliot, Chartered Accountants to that office.
Please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein that pertains to this Firm.
We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Dennis Bettiol at (604) 643-5423.
Sincerely,
“Emst & Young LLP”

Ernst & Young LLP
A member of Ernst & Young Global

August 14, 2006
Attention: Statutory Filings
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Authorite des Marches Financiers
Toronto Stock Exchange
Dear Sirs/Mesdames:

Re:	WEX Pharmaceuticals Inc. (the “Company”) Notice of Change of Auditor (the “Notice”)
We have read the Notice of Change of Auditor dated August 8, 2006 from WEX Pharmaceuticals Inc. (the “Notice”), delivered to us pursuant to National Instrument 51-102-Continuous Disclosure Obligations.
In this regard, we confirm that we are in agreement with the information contained in the Notice based on our knowledge of the information that we have on the Company at this time.
Yours truly,
MANNING ELLIOTT LLP
Per: Alden A. Aumann, CA

AAA/MVW/

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

21/06	Aug 14, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX REPORTS FIRST QUARTER FINANCIAL RESULTS
Vancouver, BC (August 14, 2006) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) reported today events and financial results for the three month period ended June 30, 2006. All amounts, unless specified otherwise, are in Canadian dollars.
Financial Results — Unaudited, Prepared by Management

For the three months ended June 30, 2006, the Company recorded a loss of $1.4 million ($0.04 loss per common share) compared to a loss of $3.6 million ($0.10 loss per common share) in the three months ended June 30, 2005. The decrease in loss for the three months ended June 30, 2006, when compared to the preceding year, is mainly attributable to the expense reductions relating to the discontinuing all clinical trials in March 2006, significant staff reductions, reduced amortization and the reduction of other overhead expenses.
Management expects losses to continue during the coming quarters as the gross margin from the sales of generic drugs cannot cover the overall expenses and as the Company continues to focus its resources in an effort to further the commercialization of Tectin™. The Company will continue to focus on strategic adjustment for research and development.
The Company had cash, cash equivalents and short term investments of $4.6 million as at June 30, 2006 as compared to $7.9 million as at March 31, 2006, a decrease of $3.3 million. At June 30, 2006, the Company had working capital of approximately $723 thousand.
The Company’s subsidiaries in China, Nanning Maple Leaf Pharmaceuticals Co. Ltd. (“NMLP”), and Wex Medical Limited in Hong Kong, recorded product revenues of $75,599 for the three months ended June 30, 2006, as compared to $130,986 in the same period in the previous year, or a decrease of $55,387.
First Quarter Major Events
•
The Company has filed and received approval for an IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™ under a US-IND number. This represents a significant achievement since for the first time, WEX will perform a trial under a US-IND number, and this will grant access to a major patient population base for future TTX development.

•
We have entered into discussions with our partner Laboratories del Dr. Esteve, S.A. (Esteve) to terminate our collaboration on the development of TTX as an analgesic, due to differences in business strategies between the two companies. The two companies have made a number of efforts in the past months to reach a development synergy, but have fallen short of reaching an agreement for further collaboration. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining approval from the regulatory authorities for marketing TTX in Europe. Management believes that the potential termination will not have any material impacts on the Company’s financial position. We have reinforced our commitment to the TTX project.

•
Further to the recommendation of the DMC (Data Monitoring Committee) to prematurely terminate the Canadian Phase IIb/III study of Tectin™ in the management of inadequately controlled cancer-related pain in March 2006, the Company has developed a strategic plan to make a detailed analysis of the data generated by the study. July 6, 2006 the Company announced that the detailed analysis of the Phase IIb/III data collected during the double-blind, randomized, placebo controlled study of Tectin™ in inadequately controlled moderate to severe cancer pain is progressing. The first phase of a detailed analysis using different parameters such as assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and quality of life items (general activity, walking, mood, sleep, etc.) which were not examined by the Data Monitoring Committee is completed. Preliminary results are consistent with the results observed in the Phase IIa open label study. It should be noted, however, that these results are provisional and are still subject to review and validation which is expected by September 2006. Once the analysis is validated by an independent source, the Company will determine the next steps in the clinical development of Tectin™ and provide additional information.

•	The Company announced the appointment of Bill Chen as Chief Financial Officer on April 25, 2006. On that date, Trevor Sinclair resigned from the position as the interim Chief Financial Officer.
•	On June 30, 2006 Don Evans resigned from the position as Vice President of Corporate Communications for WEX.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat moderate to severe acute and chronic pain, symptom pain relief associated with addiction withdrawal from opioid abuse and medicines designed for local anaesthesia. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the Global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact, including without limitation statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
[See Note 1 — Basis of Presentation]
(Unaudited, Prepared by Management)

	(expressed in Canadian dollars)
As at	June 30, 2006	March 31, 2006

ASSETS

Current
Cash and cash equivalents [notes 3 [a] and [c]]	$4,582,082	$7,797,673
Restricted cash	23,000	23,000
Short-term investments [notes 3 [b] and [c]]	—	100,000
Accounts and other receivables	404,960	598,088
Investment tax credit receivable	777,873	777,873
Inventories	68,286	69,091
Prepaid expenses, deposits and other	156,402	274,949

Total current assets	6,012,603	9,640,674

Deposits	80,952	80,952
Property and equipment [note 4]	2,092,531	2,169,309
Intangible assets [note 5]	—	—

TOTAL ASSETS	$8,186,086	$11,890,935

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities [note 10]	$2,609,765	$4,417,849
Deferred revenue	187,778	187,778
Deferred tenant inducements	8,056	8,056
Capital lease obligations [note 6]	—	—
Convertible debentures [note 7]	2,483,757	2,317,611

Total current liabilities	5,289,356	6,931,294

Deferred tenant inducements	20,141	22,155
Deferred revenue	453,799	500,743
Convertible debentures [note 7]	1,194,131	1,850,952

Total liabilities	6,957,427	9,305,144

Commitments and contingencies [note 11]
Shareholders’ equity
Share capital [note 8]	62,766,019	62,766,019
Equity component of convertible debentures [note 7]	449,263	725,018
Contributed surplus [note 8 [e]]	4,795,389	4,755,188
Deficit	(66,782,012)	(65,660,434)

Total shareholders’ equity	1,228,659	2,585,791

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,186,086	$11,890,935

See accompanying notes to the consolidated financial statements
On behalf of the Board:

“Edge Wang”	“Simon Anderson”
Director	Director

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT
(Unaudited, Prepared by Management)

	(expressed in Canadian dollars)
For the three months ended June 30, 2006 and 2005	2006	2005

Revenue
Product sales [note 12 [b]]	$75,599	$130,986
License fees [notes 12 [b] and [c]]	46,944	46,945

	122,543	177,931

Cost of goods sold — product sales	56,972	95,599

	65,571	82,332

Expenses
Research and development [notes 8[e], 9 and 10 [a]]	762,853	2,232,579
General and administrative [notes 8[e], 9 and 10 [b]]	492,568	970,457
Amortization	65,884	233,336
Severance and restructuring	—	130,000

Total operating expenses	1,321,305	3,566,372

Operating loss	(1,255,734)	(3,484,040)

Other
Convertible debentures — interest expense	(201,972)	(167,837)
Convertible debentures — settlement	18,273	—
Interest and sundry income	66,613	115,647
Foreign exchange loss	(24,513)	(34,193)

Total other	(141,599)	(86,383)

Loss for the period	(1,397,333)	(3,570,423)

Deficit, beginning of period	(65,660,434)	(45,645,450)
Equity component of convertible debentures settlement [note 7]	275,755	—

Deficit, end of period	$(66,782,012)	$(49,215,873)

Basic and diluted loss per common share	$(0.04)	$(0.10)

Weighted average number of common shares outstanding	35,059,451	35,049,847

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Prepared by Management)

	(expressed in Canadian dollars)
For the three months ended June 30, 2006 and 2005	2006	2005

OPERATING ACTIVITIES
Loss for the period	$(1,397,333)	$(3,570,423)
Adjustment for items not involving cash:
Amortization of property and equipment	65,884	116,789
Amortization of intangibles	—	116,547
Amortization of deferred tenant inducement allowance	(2,014)	(7,601)
Loss on disposal of property and equipment	2,960	—
Stock-based compensation	40,201	25,563
Imputed interest expense on convertible debentures	198,792	166,624
Convertible debentures settlement	(18,273)	—
Foreign exchange (gain) expense on convertible debentures	(181,801)	56,108
Amortization of deferred financing costs	3,180	1,213
Amortization of deferred revenue	(46,944)	(46,945)

	(1,335,348)	(3,142,125)
Changes in non-cash working capital items:
Accounts and other receivables	193,128	3,222,214
Investment tax credit receivable	—	(100,000)
Inventories	805	7,125
Prepaid expenses, deposits and other	50,367	(28,831)
Accounts payable and accrued liabilities	(1,808,083)	(400,533)

Cash used in operating activities	(2,899,131)	(442,150)

INVESTING ACTIVITIES
Purchase of short-term investments	—	(5,273,075)
Proceeds from short-term investments	100,000	4,912,826
Rental deposit	65,000	125,000
Tenant inducement allowance	—	54,611
Proceeds from disposal of property and equipment	8,341	—
Purchase of property and equipment	(407)	(16,352)

Cash provided by (used in) investing activities	172,934	(196,990)

FINANCING ACTIVITIES
Repayment of convertible debentures and interest	(489,394)	—
Proceeds from issuance of share capital, net of issuance costs	—	183,000
Repayment of capital lease obligations	—	(5,744)

Cash (used in) provided by financing activities	(489,394)	177,256

Decrease in cash and cash equivalents	(3,215,591)	(461,884)

Cash and cash equivalents, beginning of period	7,797,673	10,233,288

Cash and cash equivalents, end of period	$4,582,082	$9,771,404

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street, Vancouver, B.C. Canada, V6C 1G8
Tel: 604-683-8880 Fax: 604-683-8868 Toll Free: 1-800-722-7549
World Wide Web: http://www.wexpharma.com
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
     Authorite des Marches Financiers
Toronto Stock Exchange
Ernst and Young LLP
Manning Elliot, Chartered Accountants
NOTICE OF CHANGE OF AUDITOR
We wish to advise that the Company does not intend to propose its current auditor, Ernst and Young LLP for re-appointment at the Company’s Annual Meeting scheduled for September 29, 2006.
The directors resolved in a meeting held on June 26, 2006 to propose that Manning Elliot, Chartered Accountants, of 11th Floor, 1050 West Pender Street, Vancouver, BC, V6E 3S7 be appointed as auditor of the Company in the place and stead of Ernst and Young LLP until theclose of the next Annual General Meeting of the Company.
There have been no reservations contained in the reports of Ernst and Young LLP for the two most recently completed fiscal years. There are no reportable events between the Company and Ernst and Young LLP and there have been no qualified opinions or denials of opinion of Ernst and Young LLP.
The replacement of Ernst and Young LLP by Manning Elliot, Chartered Accountants has been considered and approved by the Company’s Audit Committee, which has reviewed all the documents relating to the change of auditor.
Dated at Vancouver, British Columbia, this 8th day of August, 2006.

WEX PHARMACEUTICALS INC.

“Edge Wang”
Edge Wang
President & Chief Executive Officer

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

22/06	Aug 21, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
PRIVATE PLACEMENT
Vancouver, BC — (August 21, 2006) - WEX Pharmaceuticals Inc. (the “Company”) is pleased to announce that it has agreed to offer by way of private placement (the “Private Placement”) an aggregate of 7,773,584 common shares at a price of $0.265 per share to purchasers in China. Closing is expected to occur on or about September 8, 2006.
The Private Placement is subject to certain approvals, including necessary regulatory and stock exchange approvals. The Company has agreed to pay a reasonable finder’s fee subject to the approval of the Company’s board of directors.
Proceeds from the Private Placement will be used for general working capital.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

23/06	Aug 24, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
MEETING WITH BGTD OF HEALTH CANADA
Vancouver, BC — (August 24, 2006) - WEX Pharmaceuticals Inc. (the “Company”) is pleased to announce that a pre-CTA (Clinical Trial Applications) meeting has been scheduled with the Biologics and Genetic Therapies Directorate (BGTD) of Health Canada on the 5th of September in Ottawa. The purpose of this meeting is to present the results of the new data analysis of the double-blind study (WEX-014) and the long term safety and efficacy study of Tectin™ (WEX-014OL) in cancer-related pain. The Company will also discuss the future development of Tectin™ with the BGTD.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

24/06	Aug 28, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
TWO PATENTS ISSUED
Vancouver, BC (August 28, 2006) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to announce official grant to the Company patent ZL 01 1 18098.6 by the State Intellectual Property Office of the People’s Republic of China (SIPO) under the title of “Application of A Synergistic Combination of A Sodium Ion Channel Blocker and An Opioid Analgesic in Treatment of Pain in Mammals” and patent UA 2003032528 by the State Department of Intellectual Property of Ukraine under the title “Method of Analgesia”.
Patent ZL 01 1 18098.6 claims an analgesic composition comprising an opioid analgesic agent and a compound that binds to the SS1 or SS2 subunit of a sodium channel, such as TTX. Administration of the claimed combination provides a potent analgesic composition, which reduces use of morphine, thus reducing the undesirable adverse effects. WEX already holds United State Patent No. 6,780,866 on this combination. This Chinese patent expands the Company’s geographic coverage of this combination to another important market.
Patent UA 2003032528 covers the use of TTX and other similar compounds for pain management. The invention relates to a method of producing analgesia in mammals, including human beings, experiencing pain by systemically administering an effective amount of a composition comprising essentially of a sodium channel blocking compound such as TTX. WEX also holds United State Patent No. 6,407,088 under the title of “Method of Analgesia”. This patent extends the Company’s patent coverage of analgesic use of TTX into Ukraine.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.

Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

25/06	Aug 29, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
Email: wex@wexpharma.com
NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.
This news release is not an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities of WEX Pharmaceuticals Inc. in any jurisdiction in which such offer, solicitation or sale would be unlawful.
WEX PHARMACEUTICALS INC. ANNOUNCES ITS RIGHTS OFFERING
Vancouver, BC — (August 29, 2006) - WEX Pharmaceuticals Inc. (“Wex” or the “Company”) is pleased to announce that it intends to raise approximately $2 million of equity by way of a rights offering to all shareholders. The rights offering is expected to be made pursuant to a rights offering circular, which is expected to be filed with securities regulators in October. Proceeds from the rights offering will be used for working capital purposes.
Subject to the terms of the rights offering, holders of common shares (“Common Shares”) of Wex will receive one right for each Common Share held. Five rights plus the subscription price will be required to subscribe for one additional Common Share. Subject to regulatory approval, the subscription price is expected to be fixed at 80% of the volume weighted average trading price of Wex’s Common Shares on the Toronto Stock Exchange (“TSX”) for the 5 trading day period ending on the day prior to the date of filing of the rights offering circular.
The rights offering is subject to regulatory approvals, including the approval of the TSX.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.

Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information include statements regarding the proposed rights offering and are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX Pharmaceuticals Inc.
(the “Corporation”)
Proxy

Type of Meeting:	Annual and Special Meeting of Shareholders (the “Meeting”)	Meeting Time:	10:00 a.m. Pacific Time

Meeting Date:	September 29, 2006	Meeting Location:	Hyatt Regency Hotel, 655 Burrard Street
Vancouver, B.C.

This proxy is solicited by the management of the Corporation. Management recommends that shareholders VOTE IN FAVOUR of Items 1 to 7.
The undersigned hereby appoints EDGE WANG, President, Chief Executive Officer and a Director of the Corporation, or failing him, HELEN CHAI of the Corporation, or instead of either of them                                                             , as Proxy of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Meeting, and at any and all adjournments thereof, in the same manner, to the same extent and with same power as if the undersigned were present at the Meeting or an adjournment thereof.
Resolutions (for full details of each item please see the Notice of Meeting and Management Proxy Circular which accompanied this proxy form).
The Proxyholder is hereby directed to vote on any poll as follows:

1.	To appoint Manning Elliott, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting				IN FAVOUR ☐	WITHHOLD	☐

2.	To authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation				IN FAVOUR ☐	AGAINST	☐

3.	To fix the number of Directors at seven (7)				IN FAVOUR ☐	AGAINST	☐

4.	To vote in respect of the election of the following persons as Directors of the Corporation for the term expiring at the close of the next annual meeting of the Corporation:

	Simon Anderson	IN FAVOUR ☐	WITHHOLD ☐	Benjamin Chen	IN FAVOUR ☐	WITHHOLD	☐
	Tom Du	IN FAVOUR ☐	WITHHOLD ☐	Guang (Michael) Luan	IN FAVOUR ☐	WITHHOLD	☐
	John W. Sibert, III	IN FAVOUR ☐	WITHHOLD ☐	Kenneth M. Strong	IN FAVOUR ☐	WITHHOLD	☐
	Edge Wang	IN FAVOUR ☐	WITHHOLD ☐

5.
To approve an ordinary resolution of the disinterested shareholders of the Corporation amending the exercise prices and terms, as applicable, of the outstanding share purchase warrants of the Corporation held by insiders of the Corporation
					IN FAVOUR ☐	AGAINST	☐

6.	To approve an ordinary resolution of the shareholders confirming Bylaw No. 1 as amended				IN FAVOUR ☐	AGAINST	☐

7.	To approve the transaction of any other business that may properly come before the Meeting				IN FAVOUR ☐	AGAINST	☐
The Notes to Proxy on the reverse are incorporated into and form part of this form of Proxy. If this form of Proxy is not dated in the space provided below, it shall be deemed to bear the date on which it is mailed by the person making the solicitation, being the Management of the Corporation.
The undersigned hereby revokes any proxy previously given with respect to the Meeting or any adjournment thereof.

DATED this day of , 2006.

	î	ù

Signature

Name:

Address:

No. of Shares:	☐	û

Your address shown will be registered as your present address.
Please notify the Corporation of any change in your address.

NOTES
1.
This proxy form is not valid unless it is signed and dated. If this proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by management. If someone other than the registered shareholder of the Corporation signs this proxy on the shareholders behalf, authorizing documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form.

2.
Subject to the discretion of the chairman of the Meeting, to be effective, this proxy form must be received at the office of CIBC Mellon Trust Company, or the Corporation, by mail or by fax not later than 48 hours prior to the time of the Meeting. The following are the mailing address and facsimile number of CIBC Mellon Trust Company: Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 2X3, Facsimile No.: (604) 688-4301.

3.
If you cannot attend the Meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, sign and date and return the proxy form. You have the right to appoint another person, who need not be a shareholder of the corporation, to attend and act for you and on your behalf at the Meeting. If you wish to appoint another person, you may do so by crossing out the names of the management nominees and inserting your appointed proxyholder’s name in the space provided. Your appointed proxyholder will then have to attend the Meeting if your vote is to be counted. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

4.
The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

5.
If you have returned a proxy form and later decide to vote in person, you may do so by attending the Meeting. Please register your attendance with the corporation’s scrutineers at the Meeting and inform them that you have previously returned a proxy form.

6.
If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation’s common seal, the power of attorney or a director’s resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

MANAGEMENT PROXY CIRCULAR
for the
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
of
WEX Pharmaceuticals Inc.
to be held on
September 29, 2006

MANAGEMENT PROXY CIRCULAR
WEX Pharmaceuticals Inc.
1601 — 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8
Website: http://www.wexpharma.com
(all information as at August 22, 2006 unless otherwise noted)
FORWARD LOOKING STATEMENTS
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such forward- looking risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward- looking statements and information made herein, are qualified by this cautionary statement.
PERSONS MAKING THE SOLICITATION
This Information Circular is furnished in connection with the solicitation of proxies being made by the management of WEX Pharmaceuticals Inc. (the “Corporation”) for use at the Annual and Special Meeting of the Corporation’s shareholders (the “Meeting”) to be held on Friday September 29, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.
All costs of this solicitation will be borne by the Corporation.
APPOINTMENT OF PROXIES
The individuals named in the accompanying form of proxy are directors or officers of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed, dated and signed form of proxy is delivered to CIBC Mellon Trust Company, Oceanic Plaza 1600 — 1066 West Hastings Street, Vancouver, BC Canada V6E 3X1 (facsimile no. (604) 688-4301), or to the Corporation’s office at 1601-700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

NON-REGISTERED HOLDERS
Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless in the case of certain proxy-related materials a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. With those Meeting Materials, Intermediaries or their service companies should provide Non-Registered Holders of Common shares with a “request for voting instruction form” which, when properly completed and signed by such Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders of Common shares to direct the voting of the Common shares which they beneficially own. Should a Non-Registered Holder of Common shares wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.
REVOCATION OF PROXIES
A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the Corporation’s office at 1601-700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders of Common shares who wish to change their vote must arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above in sufficient time in advance of the Meeting.
A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.
EXERCISE OF DISCRETION
If the instructions in a proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the proxy and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of proxy.
The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
As at the date hereof, the Corporation has issued and outstanding 35,059,451 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote (the “Common Shares”). Any shareholder of record at the close of business on August 22, 2006 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.
To the best of the knowledge of the directors and senior officers of the Corporation, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.
STATEMENT OF EXECUTIVE COMPENSATION
Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):
(a)	the Corporation’s chief executive officer (the “CEO”);

(b)	the Corporation’s chief financial officer;

(c)
each of the Corporation’s three most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)
any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year.

As at March 31, 2006, the end of the most recently completed fiscal year of the Corporation, the Corporation had three Named Executive Officers. Their names and positions held within the Corporation are set out in the summary of compensation table below.

Summary of Compensation
The following table is a summary of compensation paid to the Named Executive Officers for each of the Corporation’s three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
						Restricted
					Securities	Shares or
	Fiscal			Other	Under	Restricted
Name and	Year			Annual	Options	Share	LTIP	All Other
Principal Position	Ending	Salary	Bonus	Compensation	Granted	Units	Pay-Outs	Compensation

Edge Wang(1)	2006	$159,079	—	—	250,000	—	—	—
Director, President &	2005
CEO	2004

Frank (Hay Kong) Shum	2006	$146,354	—	$35,304	—	—	—	—
Former Director,	2005	$234,326	—	$1,707	—	—	—	—
President and CEO(2)	2004	$172,360	—	—	150,000	—	—	—

Trevor Sinclair(3)	2006	$18,302	—	—	—	—	—	—
Former Interim CFO	2005
	2004

Michael Perri(4)	2006	$78,206	—	—	—	—	—	—
Former CFO	2005	$19,877	—	$203	—	—	—	—
	2004

Michael Chen(5)	2006	$34,877	—	—	—	—	—	—
Former Director &	2005
Former Interim CFO	2004

Dr. Anh Ho Ngoc(6)	2006	$287,725	—	—	35,000	—	—	—
Chief Scientific Officer	2005	$350,960	—	—	—	—	—	—
	2004	$245,700	$—	—	75,000	—	—	—

Jean Bourgouin	2006	$208,317	—	—	150,000	—	—	18,333
Former Exec VP/Chief	2005
Medical Officer	2004

(1)	Edge Wang was appointed a Director on August 12, 2005 and President and CEO on December 20, 2005

(2)
Frank Shum was a director from April 7, 1990 to January 26, 2006, President from December 31, 1991 to August 16, 2005, CEO from September 27, 2001 to August 16, 2005. Mr. Shum’s salary was split between Canada and Hong Kong based on time spent in each location. Mr. Shum had use of a Corporation paid apartment in Hong Kong, China. The base rent and operating cost were HK$238,593, HK$319,127 and HK$164,602; [Cdn$35,589, Cdn$52,353; and Cdn$28,618] for the fiscal periods ended March 31, 2006, 2005 and 2004 respectively. As at March 31, [2006?], the Corporation has accrued a long term service payment provision for Mr. Shum as required by the Hong Kong Employment Ordinance in the amount of HK$361,200 [Cdn $55,442]. (3) Trevor Sinclair was Interim Chief Financial Officer from December 20, 2005 to April 25, 2006

(4)	Michael Perri was Chief Financial Officer from February 2, 2005 to August 17, 2005

(5)	Michael Chen was a Director from August 12, 2005 to December 16, 2005 and was Interim CFO from August 17, 2005 to December 16, 2005

(6)	Dr. Anh Ho Nogoc was a consultant to the Corporation for the above periods. Figures represent amounts billed for services rendered during the applicable periods excluding GST & QST refundable taxes.

Long-Term Incentive Plans — Awards in Most Recently Completed Fiscal Year
The Corporation has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Corporation’s most recently completed fiscal year. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.
Options/SARs Granted During the Most Recently Completed Fiscal Year
During the most recently completed fiscal year, no incentive stock options were granted to the Named Executive
Officers. No SARs (stock appreciation rights) were granted during this period.
Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End
Option/SAR Values
The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Value of Unexercised
			Unexercised Options at	In-the-Money Options at
	Securities		Fiscal Year-End	Fiscal Year-End ($)
	Acquired on	Aggregate Value	Exercisable/	Exercisable/
Name	Exercise (#)	Realized ($)(1)	Unexercisable (#)	Unexercisable(2)

Edge Wang	Nil	N/A	50,000/200,000	Nil//Nil
Director, President and CEO

Michael Perri	Nil	N/A	Nil/Nil	Nil/Nil
CFO

Frank (Hay Kong) Shum	Nil	N/A	390,000/Nil	Nil//Nil
Director, President and CEO

Dr. Anh Ho Ngoc	20,000	23,000	166,944/33,056	Nil/Nil
Chief Scientific Officer

(1)	Based on the difference between the option exercise price and the closing market price of the Corporation’s shares, on the date of exercise.

(2)
In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation’s shares as at March 31, 2006 was $0.39.

Termination of Employment, Change in Responsibilities and Employment Contracts
There are no employment contracts between either the Corporation or its subsidiaries and the Named Executive Officers except for Dr. Edge Wang.
Neither the Corporation nor any of its subsidiaries have any plan or arrangement with respect to compensation to its Named Executive Officers which would result from the resignation, retirement or any other termination of the Named Executive Officers’ employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the Named Executive Officers’ responsibilities following a change in control, where in respect of a Named Executive Officers the value of such compensation exceeds $100,000 other than for Edge Wang where upon termination without cause by the Corporation he is entitled to his base salary and bonus for an eighteen month period. His current base salary is $300,000 annually with a bonus up to 50% of his base salary.

Composition of Compensation and Nominating Committee
The Committee, in consultation with the President and CEO of the Corporation, reviews and recommends to the Board of Directors of the Corporation (the “Board”) for approval all matters relating to compensation of executives of the Corporation. The current members of the Committee are Peter Stafford, Dr. Benjamin Chen and Michael (Guang) Luan.
Report on Executive Compensation
The Committee is responsible for making recommendations to the Board regarding the compensation to be paid to each of the executive officers of the Corporation. In addition, the Committee makes recommendations regarding compensation programs and policies and the granting of options under the Corporation’s incentive stock option plan.
The Corporation’s compensation package for its executive officers consists of base salary, bonuses and the granting of stock options under its incentive stock option plan.
Base Salary
Base salaries are established by comparison to competitive salary levels of other biotechnology companies of comparable size and complexity. Base salaries are affected by factors particular to the individual, such as experience and level of responsibility.
Bonuses
Bonuses of cash are used to reward executive officers for achievement of objectives during a fiscal year. The performance of the particular executive as well as the Corporation is considered in determining whether a bonus will be paid and the amount of such bonus.
Stock Options
The Corporation utilizes grants of stock options under its incentive stock option plan as the long-term incentive portion of its overall compensation package for its executive officers.
President and CEO’s Compensation
The compensation of the CEO is determined in accordance with the considerations described above for the compensation of the Corporation’s executive officers.
Submitted by the Compensation and Nominating Committee:
Michael (Guang) Luan (Chair), Peter Stafford and Dr. Benjamin Chen
Performance of Common Shares
The Corporation’s Common Shares trade on The Toronto Stock Exchange (the “TSX”) under the symbol “WXI”. Assuming an initial investment of $100 on March 31, 2001, the following graph illustrates the cumulative total shareholder return on the Corporation’s Common Shares relative to the cumulative total return on the S&P/TSX Composite Index (formerly TSX300 Composite Index) for the period of March 31, 2002 to March 31, 2006.

Cumulative Value of $100 Investment Assuming
Reinvestment of Dividends
The following numeric values were used to generate the Share Price Performance Graph

	March 31, 2001	March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006

WEX	$100	$135.56	$115.56	$301.11	$150.00	$21.39

S&P/TSX Index	$100	$104.88	$86.41	$119.02	$135.60	$174.16
COMPENSATION OF DIRECTORS
Compensation for the Named Executive Officers has already been disclosed above. In addition, during the fiscal year ended March 31, 2006, the Corporation agreed to pay each member of the Board, excluding members of the Board who are officers of the Corporation, an annual fee of $10,000.00 plus an attendance fee of $1,000 per Board meeting present in person or $750.00 present by phone. The Corporation also agreed to pay each member of the Board an attendance fee of $500.00 per committee meeting present in person or $250.00 present by phone
The Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX. 468,333 stock options were granted to directors during the most recently completed financial year at prices ranging from $1.50 to $1.55.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
As of March 31, 2006, the end of the Corporation’s most recently completed financial year, the following Common Shares of the Corporation were authorized for issuance under compensation plans:

	Number of securities to be	Weighted-average	Number of securities
	issued upon exercise of	exercise price of	remaining available for
	outstanding options,	outstanding options,	future issuance under
Plan Category	warrants and rights	warrants and rights	equity compensation plans

Equity compensation plans approved by security holders — Stock Options	3,198,946	$2.71	3,027,488

Equity compensation plans not approved by security holders	—	—	—

Total	3,198,946		3,027,488
MANAGEMENT CONTRACTS
Management functions of the Corporation are substantially performed by directors or senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted except for the function of the Chief Scientific Officer which has been performed by Dr. Anh Ho Ngoc since 2000. (see above compensation table for Named Executive Officers for compensation paid and options granted to Dr. Anh Ho Ngoc for the past three years).
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Corporation, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Corporation at any time since the commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).
NUMBER OF DIRECTORS
Management of the Corporation is seeking shareholder approval of an ordinary resolution determining the number of directors of the Corporation at seven (7) for the ensuing year.
ELECTION OF DIRECTORS
The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles and Bylaws of the Corporation or with the provisions of the Canada Business Corporations Act (the “CBCA”).

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of Common Shares of the Corporation or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Common
Name, Occupation(1), Present Position(s) with the Corporation(2),	Date(s) Served	Shares
Resident Province or State and Country(3)	as a Director	Held

Simon Anderson(4)	Since Dec. 16, 2005	Nil
Vice-President of MCSI Consulting Services Inc. Director of the Corporation British Columbia, Canada

Benjamin Chen(4)(5)	Since Jan. 26, 2006	Nil
Director, Burrill & Company Merchant Bank Group Director of the Corporation California, USA

Tom Du		Nil
Chief Consultant, Humphries Industries Ltd Nominee Washington, DC, USA

Guang (Michael) Luan(5)(6)	Since April 18, 2005	2,644,800
Businessman Chairman and a Director of the Corporation Beijing, China

John W. Sibert, III		Nil
Managing Partner, GFG China Partners LLC Nominee California, USA

Kenneth M. Strong		Nil
President and CEO, S3Holdings, Inc. Nominee Ontario, Canada

Edge R. Wang	Since Aug. 12, 2005	Nil
Businessman President, Chief Executive Officer and a Director of the Corporation California, USA

(1)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(2)	For the purposes of disclosing positions held in the Corporation, “Corporation” includes the Corporation and any parent or subsidiary thereof.

(3)
The information as to province or state and country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

(4)	Members of the Corporation’s Audit Committee.

(5)	Members of the Corporation’s Compensation and Nominating Committee.

(6)	Members of the Corporate Governance Committee.

The following are brief biographies of Management’s proposed nominee directors:
Simon Anderson, Director — Chartered accountant with over 19 years experience in the financial markets. Mr. Anderson brings extensive expertise to WEX in the areas of corporate finance, financial consulting, mergers and acquisitions and securities markets valuation. For the last eight years, Mr. Anderson has been Vice-President of MCSI Consulting Services Inc., a company that provides consulting expertise in the areas of regulatory compliance, exchange listings, securities valuation and financial operations. Previously, he was with BDO Dunwoody Chartered Accountants and Consultants, and with Collins, Barrow Chartered Accountants. Currently, Mr. Anderson is also a board member and/or chief financial officer for a number of publicly traded companies trading on the TSX, TSX-V and AMEX exchanges.
Dr. Ben Chen, Director — Dr. Chen received his academic training at the University of Wisconsin-Madison and Stanford University. Upon completing his postdoctoral training, he joined the biotechnology industry and, over the course of his career, has been an R&D executive with biotech and multinational pharmaceutical companies. Ben has built talented scientific teams around programs in Immunology, Genomics, Virology, Gene Therapy and Cell Biology, at Roche Diagnostics, Sentinel Biosciences, Progenesys and SyStemix—a Novartis Company, collectively. Ben played a key role in the IPO of the first biotech start-up that he joined and the acquisition of SyStemix and Sentinel Biosciences by Novartis and Roche Diagnostics. Through his involvement with biotech start-ups, multinational pharmaceutical companies and the merchant bank activities at the firm, Ben has accumulated experience in assessing technology, in transfer discovery into clinic, in raising venture investment and in establishing strategic partnerships between companies: biotech/biotech and biotech/Pharma. His current merchant bank activities expand beyond North America and reaches Europe, the Asia-Pacific, and the Middle East.
Dr. Tom Du, Nominee Director — Chief Consultant, Humphries Industries Ltd. Dr. Du has extensive experience in drug development and has held product development responsibility in various therapeutic areas including oncology, pulmonary/allergy, rheumatology, inflammatory and lipid-lowering indications. He has worked either as project leader or a project team member to help various American, European and Asian drug manufacturers develop their products in the United States and Asia. Dr. Du has also worked as a consultant to the financial industry in the United States to evaluate the product/business potential of small pharmaceutical companies. Prior to joining Humphries, he worked as Senior Director, Clinical and Regulatory Affairs, Hutchison Medipharma — a Hutchison Whampoa Company. Dr. Tom Du is a physician and also a scientist. He graduated from Tianjin Medical University (TMU). He received his trainings in internal medicine at TMU and in pathology at McGill University. Before joining the US Food and Drug Administration (FDA) as a reviewing officer in 1994, he had two years of fellowship training at Harvard University. While with the FDA, Dr. Du reviewed more than one hundred INDs and NDAs. Since resigning from the FDA in 2000, he has held several important positions in the pharmaceutical industry. He was Acting Managing Director, China Operations, and subsequently Senior Director, Global Regulatory Affairs at Ingenix Pharmaceutical Services — a United Health Group Company.
Guang (Michael) Luan, Director and Chairman of the Board — Mr. Luan is a businessman who has been involved in numerous successful real estate developments and is an investor and the co-coordinator of a syndicated US$50 million bond fund in the United States. Up until May 2005 Mr. Luan was the Chairman and CEO of Beijing Fushuntai Investment Management Co. Ltd., a private investment company that makes strategic investments in various international ventures and has been a director of several public companies over the past 10 years. Mr. Luan is a significant shareholder of the Corporation and brings to the Board his extensive business experience and commitment to achieve WEX’s strategic plan to commercialize its products in the most expeditious manner.

Dr. John W. Sibert III, Nominee — Dr. Sibert is Managing Partner at GFG China Partners LLC, a company evaluating opportunities and investing in the China expansion of later-stage US technology companies, primarily focused on energy/environment and biotech/pharma. Dr. Sibert was formerly President and Managing Partner, Triton Innovations Group, LLC, a Limited Liability Corporation of the State of California. Dr. Sibert served as Vice President and Chief Operating Officer and Executive Director, Technology Transfer and Industry Collaboration — California State University Institute, responsible for commercialization of technology developed on the 23 campuses of the CSU and joint development efforts in partnership with the private sector and government. He was also responsible for technology transfer operations for the California State University system as well as development of research and development partnerships between the university faculty and industry. Dr. Sibert was the Founding Executive Director of the Alaska Science & Technology Foundation, responsible for the operations of the $100,000,000 Foundation, including the supervision of the support staff and management of facilities. Dr. Sibert served as California Institute of Technology (Caltech) Division Administrator, Chemistry & Chemical Engineering managing staff, services, and facilities for a division of 480 people and, prior to that, as Manager of Exploratory and Program Research, Atlantic Richfield Company, managing a variety of research programs and the Corporate Resources Technology Laboratory. Dr. Sibert was an Assistant Professor at Yale University, Department of Chemistry, and conducted research on model systems for metalloenzymes, environmental impact of metals, and mechanisms of redox reactions of organometallics. Dr. Sibert holds or has held the following positions: Director and Founding Chairman, National Association of Seed & Venture Funds; Member, State of California Capital Formation and Business Development Committee; Member, Board of Trustees, Claremont Graduate University; Member, Board of Advisors, NASA Technology Commercialization Center — JPL/Dryden; Vice President and Member of the Board of Directors of Maxdem Inc. (now Mississippi Polymer Technologies, Inc.), Member, Board of Directors, Los Angeles Regional Technology Alliance; Member, Science & Technology Council of the States, National Governors’ Association, Chair of the Best Practices Committee, Washington, DC; Member, Board of Visitors, Department of Chemistry, University of Tennessee; Member, Board of Advisors, Department of Chemistry and Adjunct Professor, University of Texas, Dallas. His consulting activities include National Governors Association; Oklahoma Council for the Advancement of Science & Technology; Ohio Department of Development; Chugash Electric Company; National Technology Transfer Center, NASA; Kentucky Science & Technology Corporation NASA SBIR program; JPL Technology Commercialization Program; Ensci Inc., Woodland Hills, California; Harding Lawson Associates, Denver, Colorado; Air and Water Pollution Subcommittee, US Senate; Subcommittee on Consumer Protection and Finance, US House of Representatives. Dr. Sibert has a Ph.D. in Bioinorganic Chemistry from the University of California, San Diego and a BS and MS in Chemistry from the South Dakota School of Mines and Technology. He has 15 patents and numerous publications. He was honourably discharged from the United States Marine Corps.
Kenneth M. Strong, Nominee — Mr. Strong is currently the President and CEO, S3Holdings, Inc. (S3), Ottawa, Canada and Beijing, China. S3 was created to develop, mainly through its affiliate, Cosmos International, business opportunities and provide strategic services to Chinese and international companies in the technology, health care, real estate, transportation, environment and energy sectors in China. Over the past 15 years, Mr. Strong has focused primarily on technology-related venture capital investment, where he developed strong and continuing relationships with leading research-based institutions such as Massachusetts Institute of Technology and Harvard Medical School. Mr. Strong has led in the creation and development of numerous technology-based enterprises, serving in director and/or Chairman capacities as well as founding management, and helping these companies in the raising of in excess of $250mm in private and institutional investment capital. Earlier in his career, Mr. Strong served for three years as Special Assistant to the Prime Minister of Canada. Mr. Strong’s broad experience internationally includes service with the World Economic Forum and the United Nations, where he helped in the organization of major international events such as the World Economic Forum annual meeting in Davos, Switzerland and the Earth Summit in Rio de Janeiro. Mr. Strong completed his early schooling in Ottawa, Canada and Nyon, Switzerland, and attended Carleton University and the University of Ottawa.
Dr. Edge Wang, President/Chief Executive Officer and Director — President and Chief Executive Officer of the Corporation; was elected as a member of the Board of Directors in August, 2005 and became the Interim CEO shortly afterwards. Dr. Wang has served as Co-CEO of Oligos Etc., Inc. and was a Partner at Global Financial Group focusing on private equity fund raising and investment consulting. Dr. Wang has extensive experience both in Silicon Valley and China. As the founder and president/CEO of Yangling SWAN Biosciences Company, Ltd, he concentrated on technology transfer and development successfully. He has more than 10 years of experience in biotech R&D and management in Silicon Valley working with such firms as Affymax and Perkin—Elmer. In 2002, in addition to his entrepreneurial activities in China, he served as the Resident Country Director in China for Mercy Corps to raise and to manage fund for microfinance projects, working closely with people from government, corporations, investment, and individual entrepreneurs. He is a member of the Board of Directors of the China Center for Small & Medium-Sized Business Development at Beijing University. He holds a B.S. and M.S. from Jilin University, a Ph.D. from the University of Missouri—Columbia and received post-doctoral training at University of Wisconsin and his M.B.A. from Northwestern Polytechnic University.

Corporate Cease Trade Orders or Bankruptcies
None of the above-named nominees are, or have been within the ten years before the date of this Circular, a director or executive officer of a corporation which, while the proposed director was acting in that capacity was: (i) the subject of a cease trade or similar order or an order that denied such corporation access to any statutory exemptions for a period exceeding 30 consecutive days; (ii) subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeds, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS
As at the date hereof, no director, executive officer, senior officer, nominee for director or employee of the Corporation or any of its subsidiaries or any of their associates is indebted to the Corporation or any of its subsidiaries, nor have any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Corporation maintains directors’ and officers’ liability insurance in the aggregate amount of US$5 million subject to a deductible in respect of corporate reimbursement of US$75,000 for each loss related to securities claims or US$50,000 for non-securities related claims.
In the year ended March 31, 2006, the aggregate premium paid in respect of such insurance was US$77,175. The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.
CORPORATE GOVERNANCE
Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada and by The Canadian Securities Administrators (the “CSA”). NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.
The directors and management of the Corporation believe that sound corporate governance practices are essential to the performance of the Corporation. To this end, governance practices and policies have been developed by the Corporation and are reviewed regularly as to their appropriateness. The following sets out the Corporation’s approach to corporate governance and addresses the Corporation’s compliance with NI 58-101.
Board of Directors
The Board is elected by the shareholders and oversees the conduct of the business and affairs of the Corporation, supervises its management and uses reasonable efforts to ensure that all major issues affecting the Corporation are given appropriate consideration. In fulfilling its responsibilities, the Board delegates to management the authority to manage the Corporation’s day-to-day business, while reserving the ability to review management decisions. The Board discharges its responsibilities directly, through its Committees and through management.

The directors are kept informed of the Corporation’s operations at meetings of the Board and its Committees and through reports and discussions with management. In addition to its primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives, the Board, among other things:
•	approves business, strategic, financial and succession plans and monitors the implementation of such plans;

•	approves financial communications to shareholders;

•	oversees the Corporation’s financial reporting and disclosure;

•	appoints officers and reviews their performance at least annually;

•
approves items such as dividend payments, the issue, purchase and redemption of securities, acquisition and disposition of capital assets, short and long term objectives and human resource and other plans, Executive Officer compensation and employee benefits, including profit sharing and incentive award plans; and

•	approves changes in the Bylaws of the Corporation and submits them to shareholders for approval.
In order to carry out its responsibilities, the Board meets on a regularly scheduled basis and otherwise as required by circumstances. During 2005, the Board met 25 times.
The Chairman of the Board is responsible for facilitating effective performance of the Board, including, among other things, settling the agenda for each Board meeting, ensuring that directors are kept informed of appropriate corporate matters, chairing the meetings and acting as a key liaison between the Board and senior management.
The Board is currently comprised of nine directors. The independent status of each individual director is reviewed annually by the Board. The Board considers a director to be independent if he has no direct or indirect material relationship with the Corporation which in the view of the Board of Directors could reasonably be perceived to materially interfere with the exercise of the director’s independent judgment. The Board has determined that eight (8) of the directors are independent as set out below:

Name	Independence

Michael (Guang) Luan	Independent
Edge Wang	Not Independent
Peter H. Stafford	Independent
Pierre Lapalme	Independent
Howard Cohen	Independent
Simon Anderson	Independent
Benjamin Chen	Independent
Pierre Cantin	Independent
Arlyn J. Miller	Independent
The majority of the directors are independent. The Board examines its size annually to determine whether the number of directors is appropriate. The Board believes that the composition of the Board fairly represents the interests of Shareholders.
The independent directors hold regularly scheduled meetings at which members of management are not in attendance.

The Board believes that all directors should attend all meetings of the Board and all meetings of each committee of which a director is a member. The following table summarizes directors’ attendance at Board meetings from April 1, 2005 to March 31, 2006:

Name	Board Meetings Attended

Michael (Guang) Luan	25 out of 25
Edge Wang	17 out of 17
Peter H. Stafford	21 out of 25
Pierre Lapalme	25 out of 25
Howard Cohen	7 out of 7
Simon Anderson	4 out of 5
Benjamin Chen	3 out of 3
Pierre Cantin	2 out of 3
Arlyn J. Miller	3 out of 3
Directorships
The following table provides information about directors of the Corporation who are also directors of other publicly-traded companies.

Names, trading symbols and headquarters of other
Name	publicly-traded companies	Position
Simon Anderson	Sinovac Biotech Ltd, Beijing, China, AMEX-SVA	Director
Tom Du	Global Pharmatech Inc., China, NASDAQ — GBLP	Director
Pierre Lapalme	Bioxel, Québec, Canada TSX Venture-BIP	Director
	Sciele Pharma Inc., Georgia, USA, NASDAQ-SCRX	Director
	Biomarin Pharmaceuticals, California, USA, NASDAQ-BMRN	Director
Board Mandate
The Board currently carries out its mandate directly or through its committees described below and the CEO. The Mandate for the Board is attached to this Information Circular as Schedule A.
Board members and management will participate in an annual strategic planning review process. Any revisions to the plan will be approved by the Board. Implementation of the strategic plan will be the responsibility of management. The Board will systematically review opportunities by weighing them against the business risks and actively managing these risks. The Board will provide leadership but will not become involved in day-to-day matters. Management will report to the Board on a regular basis on the Corporation’s progress in achieving these strategic objectives.
Position Descriptions
The Board has not developed written position descriptions for the chair and the chair of each board committee or the CEO. The Board will consider developing position descriptions after the Meeting. Until written position descriptions are developed, the CEO and the Board agree that, in general terms, the CEO is responsible for day-to- day operational management and Board approval is required for any significant other matters.
Orientation and Continuing Education
The Board has an informal process for the orientation of new Board members regarding the role of the board, its committees and its directors and the nature of operation of the business. New directors meet with senior management and incumbent directors.

Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practices and are encouraged to attend seminars that will increase their own and the Board’s effectiveness.
Ethical Business Conduct Skills and Knowledge
The Board has adopted a written code of conduct for the Corporation’s directors, officers and employees, which is available on our website.
The Board requires that directors provide disclosure to it of all boards and committees of which they are members, and all offices held, at other reporting issuers. The Board also requires conflicts of interest to be disclosed to the Corporation’s Corporate Governance Committee. In the event that conflicts of interest arise, a director who has such a conflict is required to disclose the conflict and (except in limited circumstances) to abstain from voting for or against the approval of the matter. In addition, in considering transactions and agreements in respect of which a director has a material interest, the Board will require that the interested person absent themselves from portions of Board or committee meetings so as to allow independent discussion of points in issue and the exercise of independent judgment. In appropriate cases, the Corporation may also establish a special committee of independent directors to review a matter in which directors or management may have a conflict.
Nomination of Directors
With advice and input from the Compensation and Nominating Committee, the Board, in identifying new candidates for board nomination, will:
(a)	consider what competencies and skills the board, as a whole, should process;

(b)	assess what competencies and skills each existing director possesses; and

(c)	consider the appropriate size of the board, with a view to facilitating effective decision-making.
The nomination of directors is undertaken by the Compensation and Nominating Committee, a committee composed entirely of independent directors. The Committee reviews the composition of the Board annually, assesses the effectiveness of the board annually, identifies new candidates for nomination as directors to the Board and makes recommendations to the Board for nominees for election as directors. In that regard, the Compensation and Nominating Committee considers the competencies and skills each new nominee will bring to the Corporation and whether or not each new nominee can devote sufficient time and resources to his or her duties as a board member.
Other Board Committees
Compensation and Nominating Committee
The Compensation Committee assists the board of directors in fulfilling its oversight responsibilities relating to compensation. The Committee’s role includes establishing a remuneration and benefits plan for directors, executives and other key employees and reviewing the adequacy and form of compensation of directors and senior management. The Committee oversees the development and implementation of compensation programs in order to support the Corporation’s business objectives and attract and retain key executives. The Committee also reviews and makes recommendations to the Corporation’s board of directors regarding the Corporation’s incentive compensation equity-based plans. In addition, the Committee is responsible for identifying and recommending candidates qualified to become directors and board committee members (see “Nomination of Directors” above) and to ensure that an effective Chief Executive Officer succession plan is in place. The current members of the Compensation and Nominating Committee are Michael (Guang) Luan (Chairman), Benjamin Chen and Peter Stafford.

The Charter for the Compensation and Nominating Committee is attached to this Information Circular as Schedule B.
Corporate Governance Committee
The Corporate Governance Committee assists the board of directors in fulfilling its oversight responsibilities relating to the governance of the Corporation and its relationship with senior management. The committee’s role includes developing and monitoring the effectiveness of the Corporation’s system of corporate governance, assessing the effectiveness of individual directors, the board of directors and various board committees, and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the board of directors and its committees. The Committee is responsible for recommending to the board a set of corporate governance principles and reviewing those principles at least once a year. The Committee oversees the Corporation’s investor relations and public relations activities. The members of the Corporate Governance Committee are Michael (Guang) Luan, Howard Cohen and Pierre Lapalme.
The Charter for the Corporate Governance Committee is attached to this Information Circular as Schedule C.
Audit Committee
The Audit Committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the committee is responsible for overseeing the work of the auditors, and pre-approving non-audit services. The committee also reviews the Corporation’s annual and interim financial statements and releases containing information taken from the Corporation’s financial statements prior to their release. The Committee is responsible for reviewing the acceptability and quality of the Corporation’s financial reporting and accounting standards and principles and any proposed material changes to them or their application. The current members of the Audit Committee are Simon Anderson (Chairman), Benjamin Chen, and Pierre Cantin, who are all independent directors.
The Audit Committee has a published mandate, which is attached to the Corporation’s Annual Information Form filed with Canadian securities regulators via SEDAR.
Assessments
The Corporate Governance Committee is responsible for overseeing the evaluation of the contribution of individual directors.
ADDITIONAL UPDATE
Two of our shareholders have raised a number of questions relating to the management and direction of the Corporation, many of which were published in press releases or set out in an information circular for our previously scheduled meeting. The following are our responses to those questions, together with additional information to update shareholders.
Board of Directors and Key Committees
•	Board Size — Current

Given the size of the Corporation, the existing Board of nine directors is larger than desired and, in accordance with other shareholder requests, efforts are being made to reduce the size of the Board while maintaining the requisite expertise. At the present time, given the small management team, the Board is actively involved in providing guidance to Management and meets frequently. The Corporation believes a smaller board of seven directors will function more efficiently and the logistics will be simpler. Advice from all the current directors who are not proposed for re-election, in their specific area of expertise, is expected to be available on a consultancy basis or through their involvement on the Scientific Advisory Committee and the Corporation fully intends to use these resources as and when necessary.

•	New Directors
Dr. Tom Du:
Tom Du’s unique background, which combines a number of years of clinical trials experience with the US Food & Drug Administration (“FDA”) with an extensive background in the pharmaceutical industry, including licensing, in the US and China, is extremely well suited to the Corporation which has a business and technology base firmly rooted in China and operations in North America targeting the pain management market.
John W. Sibert, III:
Dr. John Sibert brings an extensive business and scientific background to the Board, in particular his experience with technology transfer. His familiarity with the business environment in China provides added value.
Kenneth M. Strong:
Mr. Strong’s extensive venture capital and investment experience with technology companies, including start-ups, his transactional experience in strategic partnerships and M&A, and his business network in the US focussing on research-based institutions will significantly benefit the Corporation.
•	Board aligned with Shareholders’ Interests
As a result of shareholder dissatisfaction with previous management two of the Corporation’s major shareholders stepped forward to seek a more influential role. Guang (Michael) Luan, who holds 2,644,800 Common shares, joined the Board in April, 2005 and Arlyn J Miller, who holds 3,023,900 Common shares, joined the Board in January, 2006. Prompt and decisive action by the Board during this period led to significant management changes and the steps taken by new management have reduced the Corporation’s costs of operation substantially and helped to put the Corporation in a position where it can raise capital, rebuild the management team and pursue its strategic objectives.
•	Key Committees
Audit Committee
The Chair of the Audit Committee, Simon Anderson, C.A., and Ben Chen are both available to continue as members of the Audit Committee, to provide continuity. In addition, Mr. Ken Strong and Dr. John Sibert are eligible and qualified to serve as members of the Audit Committee. The Board believes that an Audit Committee formed from these candidates will continue to be strong and effective.
Corporate Governance Committee
All of the Corporation’s six independent directors are qualified and available to serve as members of the Corporate Governance Committee. The Board believes that a Committee formed from these candidates will continue to be strong and effective.

Liquidity and Capital Resources
•	Current Financial Position
The need to recapitalize the Corporation and the Corporation’s financial position has been a prime focus for the Board since the special shareholders’ meeting in January 2006 when a previous dissident shareholders’ bid to replace the Board was defeated. However, the Board’s initial focus was to reduce expenses to maximize the chances of survival. In the early part of 2006, the Corporation reduced its administration expenses by laying off staff and relocating its offices to cheaper premises. Termination of the Corporation’s clinical trial resulted in a large decrease in research and development expense, some resulting from staff layoffs. The impact on the Corporation’s results of operations can be assessed by comparing its operating expenses for the quarter ended March 31, 2006 to those in the quarter ended June 30, 2006, even allowing for the fact that the first quarter expenses included a number of items arising out of clinical trial activities in the previous period.
The dollar value of savings in salaries and benefits, rent, general administration costs and travel, and related was over $520,000 from the quarter ended March 31, 2006 to the quarter ended June 30, 2006 (a reduction of 50%); additional initiatives in the interim are expected to reduce costs still further.
Financing opportunities for WEX have also been restricted as a result of the termination of the Corporation’s Phase IIb/III Tectin clinical trials; these trials were being undertaken pursuant to a protocol designed by a clinical research organization and other consultants working with WEX’s previous management. Following the termination, the Corporation’s share price experienced a drop of over 60%. Before approaching potential investors, the Corporation needed to obtain an analysis of the clinical data ( since completed ) and prepare a presentation to Health Canada on future clinical trials ( scheduled for September 5, 2006 ).
•	Capital Raising Initiatives
Despite an adverse environment for raising capital, the Corporation has, as announced on August 21, 2006, identified two investors in China who have agreed to provide approximately $2 million in new equity capital. The transaction, which is subject to certain conditions, including regulatory approval, is expected to close in early September, 2006. These shares will not be eligible to vote at the Meeting, the record date for which was August 22, 2006.
The Corporation recognizes the extent to which dilution, as a result of equity financing at current price levels, would affect existing shareholders. Consequently, so as to afford existing shareholders the opportunity to minimize dilution of their holdings, the Corporation intends to undertake a rights offering (the “Rights Offering”) of Common Shares at a price based on current market price less a discount of 20%, on the basis of one new share for each five shares held. If the Rights Offering is fully subscribed, the Corporation, will net proceeds, after deducting the expenses of the offering, of approximately $2.0 million.
As an incentive for holders of outstanding Warrants to subscribe for Common Shares to exercise their Warrants, the Board is proposing to (i) extend the exercise period for any Warrants expiring prior to the end of the period during which the Rights Offering will remain open (the “Offering Period”) to the last day of the Offering Period, and (ii) to adjust the exercise price of all Warrants downwards to equal the Rights Offering price for a limited period only, until the end of the Offering Period. Thereafter, the exercise price of all Warrants remaining outstanding will return to previous levels.
The successful completion of these two initiatives will provide a platform for a more substantial capital raising program. The Corporation’s medium term goal is to raise a further $10 million when market conditions are appropriate. In addition, the Board is considering other initiatives directed at improving the Corporation’s balance sheet and these will be announced as and when approved.

•	Strategic Partnerships and Alliances
Director – Business Development
Management identified an urgent need for an executive experienced in business development, tasked with identifying potential strategic partners and negotiating mutually advantageous alliances. Over the last several months, the Corporation advertised such a position and recently appointed Mr. Daniel H. Carey as Director – Business Development. Mr. Carey is a licensing consultant with 17 years experience in biotechnology business development, market research and financial analysis. From 1998 to 2004 he was Manager, Business Development and then Director, Business Development for Inex Pharmaceuticals Corporation (TSX: IEX) based in Vancouver, and from 1988 to 1998 he held business development positions of increasing responsibility for Cambridge, Massachusetts-based, Genetics Institute Inc. (now Wyeth). He is a graduate of Harvard University. This is currently a part-time position but, as the Corporation’s financial position improves, the Corporation will re-assess its requirements. Mr. Carey will have the primary mandate and responsibility to secure a North American partner for Tectin to accelerate clinical development in the United States.
Esteve
As previously announced, Laboratories del Dr. Esteve, S.A., the Corporation’s European strategic partner has given notice of withdrawal from its joint development program with the Corporation focusing on Tectin. Importantly, Esteve has not indicated that its experience with the clinical development program has affected its long-term view of the potential of Tectin and, to the best of the Corporation’s knowledge, its decision to withdraw was based on other grounds. The Corporation plans to meet with Esteve soon to discuss the termination of the relationship.
Collaboration with Children’s Hospital Boston
WEX has announced an agreement in principle with the Children’s Medical Center Corporation, associated with the Children’s Hospital, Boston and the Harvard University Medical School, two prestigious institutions. Under the agreement the Center will grant a licence to WEX to develop , pursuant to the Center’s patent for the use of TTX for prolonged local anaesthesia, new products which will allow the Corporation to expand its pipeline of TTX-based pain management indications. Local anaesthetics have a limited duration of action but combinations of local anaesthetics with naturally occurring toxins , such as TTX, exhibit the potential for increasing the analgesic effects for a much longer period. The agreement provides for a royalty to the Center on revenues earned by WEX following commercialization of any new products as a result of the collaboration. WEX believes that this research program has the potential to attract government sponsored funding.
Future Direction
•	Commercialization of Tectin
The Corporation’s primary objective continues to be the development, commercialization and marketing of Tectin. The Board recognizes that achieving this objective will require substantial capital, even with a strategic partner, but that until the Corporation has sufficient capital, the need for measures to ensure the Corporation’s survival must be paramount. The Corporation has successfully reduced expenditures and plans to continue to be vigilant in controlling expenditures as the Corporation pursues a capital raising program and seeks a partner to assist with clinical development in the United States. The addition of an experienced director of business development will further support the Corporation’s partnering initiatives.

•	Investor Relations Campaign
Since the resignation of its Vice-President – Corporate Communications a few weeks ago, the Corporation has canvassed investor relations consultants with a view to creating a strategy to present WEX and its TTX-based platform to a core constituency of key shareholders, brokers, fund managers and high net worth investors in select cities across North America. The Corporation has also promoted one of its existing employees, Ms. Helen Chai, to the position of Associate Manager – Corporate Communications. Ms. Chai graduated with an MBA from Simon Fraser University and is fluent in written and spoken English, Mandarin and Cantonese.
•	Business Expansion in China
The Corporation’s generic business in China was set up to utilize the facilities that were designed for TTX production but were not needed for the time being. The business has not been profitable in recent years. WEX has added new products to the pipeline (without significant investment), and anticipates that the generic business will be profitable by the end of this fiscal year. Using its experience in manufacturing in China, WEX has the potential to become a profitable manufacturer of generic prescription and non- prescription drugs in China including manufacturing under licence from foreign pharmaceutical companies. In addition, WEX, as a Canadian company listed on the TSX but with its intellectual property derived from its research division based in China, offers unique investment and partnering opportunities to Chinese pharmaceutical companies wishing to expand their reach beyond China. WEX has reviewed and is currently considering several opportunities in China with a view to identifying an opportunity to increase revenues and profitability from its general business.
•	Director – Intellectual Property
Until recently the Corporation had a full-time executive to evaluate and manage its intellectual property portfolio. This full time position was eliminated as part of the Corporation head count reduction and has been replaced with a part-time position. The Corporation has recently appointed Dr. Bill Tian to the position of Director – Intellectual Property. Dr. Tian has a PhD in medicinal chemistry from the University of California, San Diego and received post-doctoral training at Harvard University. He has an extensive background in pharmaceutical research and intellectual property protection. This position is, for the time being, part-time, until the Corporation’s financial position improves, at which time the Corporation’s needs will be re-assessed.
•	Other Initiatives
The Corporation has an active program underway to expand its product line and is preparing patent submissions for new applications of TTX. These will be announced as and when milestones are achieved.
New Management
Since the appointment of a new CEO nearly a year ago, the new management team has faced extraordinary difficulties, including:
•	the aftermath of the departures of the former CEO and COO and General Manager;

•	a need to drastically reduce the headcount and other operational expenses in China, Hong Kong, Vancouver and Montreal;

•	renegotiation of the Corporation’s convertible debenture;

•	disruption caused by ongoing disputes among shareholders;

•	lack of firm agreements with clinical research organizations; and

•	disappointing results from clinical trials commenced long before the current management took office.
The Board believes that Dr. Wang’s response to these challenges and decisive action has given the Corporation a much needed breathing space and provided a platform from which the Corporation is poised to make a recovery.

PARTICULARS OF MATTERS TO BE ACTED UPON
Warrant Exercise Price Reduction
The Corporation is planning a rights offering to its existing shareholders (the “Rights Offering”), the terms of which will provide that each shareholder of record as of the relevant date will be granted one right for each common share held. Five rights will entitle the holder thereof to acquire one common share. The subscription price per common share will be equal to the weighted average trading price of the Corporation’s shares on the Toronto Stock Exchange for the five trading days immediately preceding the date the Rights Offering is launched, less a discount of 20% (the “Rights Exercise Price”).
If the Rights Offering proceeds, documents regarding the Rights Offering should be mailed to shareholders in early October 2006 with the rights expected to be exercisable for a 21 day period (the “Rights Offering Period”).
In connection with the Rights Offering, the Corporation is proposing to amend the terms of its 3,838,788 previously issued share purchase warrants (the “Warrants”). The amendments include an extension of the terms of those outstanding Warrants that are set to expire prior to the end of the Rights Offering Period until the end of such period. No extension to the terms of Warrants expiring after that date is proposed. The Corporation is also proposing to amend the exercise price of the Warrants so that all outstanding Warrants will be exercisable at the Rights Exercise Price. After the Rights Offering Period, the exercise prices of those Warrants that remain outstanding will revert back to their original exercise prices until their expiry. The Corporation believes that these amendments are in the best interests of the Corporation, as they will increase the likelihood that the Warrants will be exercised.
The following table sets out the current terms of the Warrants and the proposed amendments:

		Current	Proposed Exercise
		Exercise	Price during Rights
Date Issued	# of Warrants	Price	Offering Period	Current Expiry Date	Proposed Expiry Date
August 5, 2003	90,725	$2.04	Rights Exercise Price	August 5, 2006	Expiry of Rights Offering Period
August 15, 2003	92,650	$2.11	Rights Exercise Price	August 15, 2006	Expiry of Rights Offering Period
September 5, 2003	225,000	$2.40	Rights Exercise Price	September 5, 2006	Expiry of Rights Offering Period
September 12, 2003	171,786	$2.46	Rights Exercise Price	September 12, 2006	Expiry of Rights Offering Period
October 29, 2003	2,258,627	$3.00	Rights Exercise Price	October 29, 2006	Expiry of Rights Offering Period
December 30, 2003	400,000	$6.65	Rights Exercise Price (will revert to $6.65 after Sept. 29)	December 30, 2006	To remain the same
January 30, 2004	600,000	$6.65	Rights Exercise Price (will revert to $6.65 after Sept. 29)	January 30, 2007	To remain the same
Total	3,838,788

If the Rights Offering proceeds, the terms of Warrants held by non-insiders will be amended without shareholder approval.
Mr. Guang Luan, an insider of the Corporation, was appointed Director and Chairman in April, 2005. Mr. Guang Luan owns 1,653,770 of the Warrants issued on October 29, 2003 and 375,000 of the Warrants issued on January 30, 2004. Since Mr. Guang Luan is an insider, in order to comply with the rules of the TSX, shareholders are being asked to approve the amendments to Mr. Guang Luan’s Warrants discussed above. The effect of this will be to put Mr. Luan in the same position as all other holders of Warrants.
The resolution amending the terms of the Warrants held by Mr. Luan must be approved by an ordinary resolution of disinterested shareholders. For the purposes of this section, “disinterested shareholders” shall mean those shareholders other than:
(a)	insiders to whom Common Shares may be issued pursuant to the Warrants; and

(b)	associates of persons referred to in (a) above.
To the best of the knowledge of the Corporation, the votes attached to 2,644,800 Common Shares will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained for the ordinary resolution reducing the exercise price of the share purchase warrants. These 2,644,800 Common Shares are directly and indirectly held by or are under the control of Mr. Guang Luan.
Accordingly, the Corporation will request its disinterested shareholders to pass an ordinary resolution in the following terms:
“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT the exercise prices and terms, as applicable, of the outstanding share purchase warrants of the Corporation held by insiders of the Corporation, be and are hereby amended as set out in the Management Information Circular for the 2006 Annual and Special Meeting of Shareholders.”
The directors of the Corporation believe it would be fair and equitable for Mr. Luan to be placed in the same position as other shareholders and that the passing of the ordinary resolution is in the best interests of the Corporation since it provides an incentive to exercise Warrants at a time when the Corporation has an urgent need for fresh capital and recommend that shareholders vote in favour of the resolution.
If all Warrants are exercised the Corporation will receive proceeds of approximately $1.0 million.
Any ordinary resolution requires the approval of a simple majority of the votes cast by those shareholders of the Corporation who, being entitled to do so, vote in person or by proxy at a general meeting of the Corporation.
CONFIRMATION OF BYLAW NO. 1
The Corporation is governed by the Canada Business Corporations Act together with the regulations thereto (the “CBCA” or the “Act”). Section 103(1) of the Act provides that, unless the articles, bylaws or a unanimous shareholder agreement otherwise provide, the directors of a corporation may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of the corporation. Under the CBCA, the directors are required to submit a bylaw, or an amendment or a repeal of a bylaw, to the next meeting of the shareholders of the corporation following the directors resolution amending the bylaw.
On August 27, 2006, the directors of the Corporation amended Section 2.07 of Bylaw No. 1 of the Corporation, to provide that in the case of an equality of votes at a meeting of the Board, the Chair does not have a second or casting vote.

The Board is submitting Bylaw No. 1, as amended, for approval of the Shareholders. Bylaw No. 1 is effective until it is confirmed, confirmed as amended or rejected by the Shareholders, by ordinary resolution, and if confirmed or confirmed as amended, Bylaw No. 1 continues in effect in the form in which it was confirmed.
Bylaw No. 1 sets out procedures and/or requirements relating to, among other matters, the execution of instruments, borrowing powers, meetings of directors and shareholders, the protection of directors, officers and others, security certificates and the delivery of notices.
Bylaw No. 1, as amended, is reproduced in full as Schedule “D” hereto. Shareholders are urged to read Schedule “D” in its entirety. The Board is recommending that the Shareholders vote in favour of the resolution to confirm Bylaw No. 1, as amended.
Accordingly Shareholders are being asked to consider and vote upon an ordinary resolution to confirm Bylaw No. 1, as amended, as follows:
“BE IT RESOLVED THAT:
1. Bylaw No. 1 of WEX Pharmaceuticals Inc. (the “Corporation”), as amended by the Directors of the Corporation on August 27, 2006, a copy of which is attached as Schedule “D” to the management information circular of the Corporation dated as of August 28th, 2006 and distributed in connection with the annual and special meeting of shareholders held on September 29, 2006 is hereby confirmed.
2. Any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such director or officer, in his sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution.”
(the “Bylaw Resolution”).
Passage of the Bylaw Resolution will require approval by a majority of the votes cast on the matter at the Meeting. Unless otherwise instructed, the Management Designees named in the enclosed Form of Proxy will vote “IN FAVOUR” of the Bylaw Resolution.
APPOINTMENT AND REMUNERATION OF AUDITOR
Shareholders will be asked to approve the appointment of Manning Elliot, Chartered Accountants, as the auditor of the Corporation to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.
Pursuant to the requirements of applicable securities legislation, the Corporation is required to include in this Information Circular a “Reporting Package” relating to its change of auditor. The Reporting Package is attached hereto as Schedule “E”. The Reporting Package contains a “Notice of Change of Auditor” from the Corporation, and letters from Manning Elliot, Chartered Accountants and Ernst & Young LLP regarding the proposed change of auditor.
Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Manning Elliot, Chartered Accountants to act as our auditor until the close of our next annual meeting and also intend to vote FOR the proposed resolution to authorize the Board of Directors to fix the remuneration to be paid to the auditor.
Ernst & Young LLP, the Corporation’s current auditor, was first appointed in 2003. The Corporation’s Annual Information Form for the year ended March 31, 2006 sets out particulars regarding the Audit Committee’s charter, the experience and education of the members of the Audit Committee, the Audit Committee’s pre-approval policies and procedures for non-audit services and the service fees paid to our auditor, as well as other related matters.

OTHER BUSINESS
Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is available at www.sedar.com. In addition, shareholders may contact the Corporation in writing at 1601-700 West Pender Street, Vancouver, BC V6C 1G8, Attention: Helen Chai or by email at wex@wexpharma.com to request copies of the Corporation’s financial statements and management discussion and analysis.
Financial information regarding the Corporation is provided in the Corporation’s financial statements for the year ended March 31, 2006 and the related management discussion and analysis.
APPROVAL
The contents and sending of this Information Circular have been approved by the directors of the Corporation. One of the current directors, Dr. Howard Cohen, was one of two shareholders who announced their intention to solicit proxies in favour of a different slate of directors, against the appointment of Manning Elliot as auditors, and against the repricing of warrants, all in connection with the annual meeting of shareholders originally scheduled for August 11,2006. As at the time of printing, Dr. Cohen has not indicated whether or not he intends to oppose any action to be taken at the Meeting as outlined in this Information Circular.

ON BEHALF OF THE BOARD OF DIRECTORS
“Edge Wang”
Edge Wang
President and Chief Executive Officer

Schedule A
Mandate for the Board of Directors

MANDATE
OF
THE BOARD OF DIRECTORS
OF
WEX PHARMACEUTICALS INC.

As Adopted by the Board of Directors on April 28, 2006

WEX PHARMACEUTICALS INC.
(the “Company”)
BOARD OF DIRECTORS
MANDATE
1. ROLE AND RESPONSIBILITIES
1.1 The Board of Directors (the “Board”) is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.
1.2 The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board no later than 4 months prior to the fiscal year end as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.
1.3 The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.
1.4 The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.
1.5 The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.
1.6 The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.
1.7 The Board is responsible for the Company’s communication policies, which:
(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public,

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and

(c)	are reviewed at least annually.
1.8 The Board is responsible for the integrity of the Company’s internal control and management information systems.

1.9 The Board is responsible for acting in accordance with all applicable laws, the Company’s bylaws and the Company’s Director, Officer and Employee Code of Business Conduct and Ethics.
1.10 The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Canada Business Corporations Act. In exercising their powers and discharging their duties, each director shall:
(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

(d)
(i) disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii) such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.
(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.
1.11 The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:
(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.
1.12 The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:
(a)
the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)
the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Corporate Governance and Nominating Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(c)
the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(ii)	review the adequacy and form of compensation of directors and senior management;

(iii)	establish a plan of succession;

(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(v)	make recommendations to the Board.
2. COMPOSITION
2.1 From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.
2.2 The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is unrelated or independent is the responsibility of the Board.
2.3 If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and who fairly reflects the investment in the Company by shareholders other than the significant shareholder.
2.4 The Board should, as a whole, have the following competencies and skills:
(a)	knowledge of the biotechnology and pharmaceutical industry, including knowledge of current corporate governance guidelines;

(b)	scientific knowledge sufficient to understand the challenges and risks associated with the development of the Company’s product candidates;

(c)	financial and accounting expertise.

3. PROCEDURES TO ENSURE EFFECTIVE OPERATION
3.1 The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.
3.2 If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.
3.3 The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.
3.4 An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.
3.5 The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.
3.6 The Board shall institute procedures for receiving shareholder feedback.
3.7 The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.
3.8 The non-management directors shall meet at least twice yearly without any member of management being present.
3.9 The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:
(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the commencement, termination or material amendment to any human clinical trial;

(g)	the creation of subsidiaries;

(h)	the creation of new Company bank accounts;

(i)	payment of dividends;

(j)	proxy solicitation material;

(k)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(l)	any material change to the business of the Company;

(m)	the appointment of members on any committee of the Board;

(n)	capital expenditures in excess of CAD$50,000 outside of the annual budget;

(o)	entering into any professional engagements where the fee is likely to exceed CAD$50,000 outside of the annual budget.

(p)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$100,000 outside the annual budget;

(q)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;

(r)	the appointment or discharge of any senior officer of the Company;

(s)	entering into employment contracts with any senior officers;

(t)	initiating or defending any law suits or other legal actions; and
3.10 The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

Schedule B
Charter for the Compensation and Nominating Committee

CHARTER
OF
THE COMPENSATION AND NOMINATING COMMITTEE OF
WEX PHARMACEUTICALS INC.
As Approved by the Board of
Directors on April 28, 2006

WEX PHARMACEUTICALS INC.
(the “Company”)
COMPENSATION AND NOMINATING COMMITTEE CHARTER
The Compensation and Nominating Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to: (i) establish a remuneration and benefits plan for directors, executives and other key employees; (ii) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (iii) review the adequacy and form of compensation of directors and senior management; (iv) establish a plan of succession; (v) undertake the performance evaluation of the CEO in consultation with the Chair; and (v) make recommendations to the Board.
Duties and Responsibilities
Human Resources
•	To review the corporate succession and development plans for the Company at the executive officer level.

•	To review and approve any hirings, transfers, promotions and severance or similar termination payments proposed to be made to any current or former member of senior management of the Company.

•	To review and monitor executive development programs and management assessment programs.

•	To prepare and issue the evaluations and reports required under the heading “Reports” below.

•	To review and monitor the overall employment environment of the Company.

•	To consider any such other human resources issues as it considers appropriate or as may be referred to it by the Board.
Compensation
•
In consultation with senior management, the Committee shall establish the Company’s general compensation philosophy, and oversee the development and implementation of compensation programs in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value creation.

•
To review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation, subject to the approval of the Board. In determining the long-term incentive component of CEO compensation, the Committee shall consider, among other factors, the terms of CEO’s employment agreement, the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the CEO in past years.

•	To review and approve any compensation and compensation programs applicable to the senior management of the Company. In undertaking such review the Committee will:
(a)
obtain compensation data concerning companies that would be regarded as comparable to the Corporation, and, to the extent possible, understand the basis upon which such comparable companies compensate senior management;

(b)
ensure that the CEO has a policy of meeting with senior management from time to time with a view to understanding personal needs, requirements and expectations and monitor the Company’s responsiveness to the concerns of senior management; and

(c)	document proceedings and decisions with a view to justifying, to the extent necessary, decisions that have been reached to shareholders and other key stakeholders.
•
To make recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans, oversee the activities of the individuals and committees responsible for administering these plans, and discharge any responsibilities imposed on the Committee by any of these plans.

•
To exercise all of the powers of the Board with respect to the Stock Option Plans of the Company approved by the Board, including the authorization of stock option grants and the making of determinations and the exercise of discretion contemplated by the Plans.

•	To review and approve stock option grant guidelines proposed by management (taking into account the limits of Stock Option Plans requiring shareholder approval).

•	To specifically review and approve any amendment to an existing stock option, subject to the obtaining of any required consents of applicable stock exchanges or securities regulatory authorities.

•	To recommend to the Board, from time to time, the remuneration to be paid by the Company to directors in light of time commitment, fees paid by comparable companies and responsibilities.

•	To review executive compensation disclosure before the Company publicly discloses this information.

•	To keep abreast of current developments in executive compensation in companies engaged in similar industries.

•	Any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the Company’s compensation programs.

Nominating Directors
•	To identify and recommend candidates qualified to become directors.

•
In identifying and recommending candidates, the Committee shall take into consideration such factors as it deems appropriate, including judgement, skill, diversity, experience with businesses and other organizations of comparable size and the need for particular expertise on the Board.

•	To determine whether candidates are “unrelated” or “independent” under applicable securities laws and applicable stock exchange rules.

•	To recommend board members for appointment to committees of the Board.

•
In recommending a candidate for committee membership, the Committee shall take into consideration the factors set forth in this Charter as well as any other factors it deems appropriate, including without limitation the consistency of the candidate’s experience with the goals of the committee and the interplay of the candidate’s experience with the experience of other committee members.

•
In the event of a vacancy in the office of a director (except a vacancy created by an increase in the size of the Board or a failure to elect the minimum number of directors provided for in the Articles), the Committee shall recommend a candidate to fill such vacancy either through appointment by the Board or through election by the shareholders.

•	To make recommendations to the Board from time to time as to changes that the Committee believes to be desirable to the size of the Board or any committee thereof.

•
To maintain an orientation and educational program for new directors in order to familiarize new directors with the business of the Company, its management and professional advisors and its facilities.

Membership
•
The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

•
Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Procedures
•
The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

•
The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

•
No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

•	The Committee will meet as many times as is necessary to carry out its responsibilities. The Chair or any two members may call meetings.

•
The time and the place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the bylaws of the Company or otherwise determined by resolution of the Board.

•
The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, compensation consultants or other experts or consultants, as it deems appropriate.

•
The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

Reports
•	The Committee shall produce the following reports and provide them to the Board:
(a)	An annual Report of the Compensation Committee on Executive Compensation for inclusion in the Company’s annual proxy statement.
(b)
An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(c)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

Schedule C
Charter for the Corporate Governance Committee

CHARTER
OF
THE CORPORATE GOVERNANCE COMMITTEE OF
WEX PHARMACEUTICALS INC.
As Approved by the Board of
Directors on April 28, 2005

WEX PHARMACEUTICALS INC.
(the “Company”)
CORPORATE GOVERNANCE COMMITTEE CHARTER
The Corporate Governance Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to: (i) develop and monitor the effectiveness of the Company’s system of corporate governance; (ii) develop and implement orientation procedures for new directors; (iii) assess the effectiveness of directors, the Board and the various committees of the Board; (iv) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and (v) assist the Board in setting the objectives for the Chief Executive Officer of the Company (the “CEO”) and evaluating CEO performance.
Duties and Responsibilities
Corporate Governance
To develop and recommend to the Board a set of corporate governance principles applicable to the Company, and to review those principles at least once a year. This requires the Committee to stay abreast of corporate governance developments and to respond to applicable corporate governance guidelines and rules.
To oversee the evaluation of the Board, committees of the Board and the contribution of individual directors.
To report on corporate governance as required by public disclosure requirements.
To ensure that appropriate processes are established by the Board to: (a) oversee strategic direction and development and review of ongoing results of operations; (b) to oversee the Company’s investor relations and public relations activities and to ensure that procedures are in place for the effective monitoring of the shareholder base, receipt of shareholder feedback and response to shareholder concerns.
To assist the Board in its annual review and revision of the written objectives of the CEO and guidance for the development of corporate strategy.
To ensure that an effective CEO succession plan is in place, including emergency succession.
To assist the Board in assessing and evaluating CEO performance.
To establish procedures for meetings of the Board and to otherwise ensure that processes, procedures and structures are in place to ensure that the Board functions independently of management and without conflicts of interest.

To review the proposed annual agenda for, and provide recommendations as to, additional topics for discussion at meetings of the Board.
To assist in the proper delineation of the roles, duties and responsibilities of management and the Board and delegation of authority by the Board to its committees and to management.
Establishment of Policies
To review and approve strategic corporate policies, such as disclosure policies, insider trading policies, confidentiality policies and corporate codes of conduct, conflict of interest policies and other relevant policies associated with ensuring an effective system of corporate governance.
To review related party transactions to ensure that they reflect market practice and are in the best interests of the Company.
Membership
The Committee shall consist of three or more members of the Board, each of whom qualifies as an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules.
Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.
The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.
Proposed members of the Committee should have experience in corporate governance and/or human resources
Procedures
The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.
The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

Schedule D
Bylaw No. 1

Bylaw No. 1
A Bylaw Relating to the Business and Affairs
of
WEX PHARMACEUTICALS INC.
PART 1
INTERPRETATION
1.01 Definitions
In this bylaw, unless the context otherwise requires:
“Act” means the Canada Business Corporations Act RSC 1985, c. C-44 and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, in each case, as amended from time to time;
“articles” means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;
“auditor” means the auditor of the Corporation;
“board” means the board of directors of the Corporation;
“bylaw” means a bylaw of the Corporation;
“Corporation” means the corporation incorporate on June 3, 1987 under the name “Overbridge Farms International, Ltd.”;
“director” means a director of the Corporation;
“electronic document” means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;
“officer” has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;
“proxyholder” means a person holding a valid proxy for a shareholder; “shareholder” means a shareholder of the Corporation; and
“voting person” means, in respect of a meeting of shareholders, a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.
Terms defined in the Act and used herein, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.02 Number, Gender and Headings
In this bylaw, unless the context otherwise requires, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this bylaw and its division into Parts, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this bylaw.
1.03 Bylaw Subordinate to Other Documents
This bylaw is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.
1.04 Computation of Time
The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the Interpretation Act (Canada) and any statute that may be substituted for it, as amended from time to time.
PART 2
DIRECTORS
2.01 Notice of Meeting
Any director may call a meeting of the board by giving notice stating the time and place of the meeting to each of the directors. Except as otherwise required by the Act, such notice need not specify the purpose of or the business to be transacted at the meeting. Notices of board meetings shall be given in accordance with Section 7.01 no less than 48 hours before the time of the meeting, except that notices sent by mail shall be sent no less than 5 days before the day of the meeting.
The board may appoint, by resolution, dates, times and places for regular meetings of the board. A copy of any such resolution shall be given to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.
2.02 Meetings Without Notice
A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.
2.03 Place of Meeting
A meeting of the board may be held at any place within or outside Canada.
2.04 Quorum for Board Meetings
At any meeting of the board, a quorum for the transaction of business shall be a majority of the number of directors in office from time to time.
The board shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Act is present.
2.05 Participation by Communications Facility
A director may, in accordance with the Act and if all directors consent, participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting shall be deemed to be present at that meeting.

2.06 Chair of Board Meetings
The chair of the board shall preside as chair of all meetings of the board. If there is no chair of the board or if the chair is not present or is unwilling to act as chair of a board meeting, then the president of the Corporation, if present, a director and willing to act, shall preside as chair of the meeting. In any other case, the directors present at the meeting shall choose a director to preside as chair of the meeting.
2.07 Votes at Board Meetings
Each director present at a meeting of the board shall have 1 vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority of the votes cast. The chair of the meeting shall not have a second or casting vote in the case of an equality of votes.
2.08 Committees
Subject to the provisions of the Act and unless otherwise determined by the board, each committee of the board shall have power to fix its quorum at not less than the majority of its members, to elect its chair and to regulate its procedures.
2.09 Officers
Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.
PART 3
MEETINGS OF SHAREHOLDERS
3.01 Notice of Shareholders’ Meetings
The board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting to be given to each shareholder entitled to vote at the meeting, each director and the auditor. Subject to any applicable securities law or policy, such notice shall be given no less than 21 days and no more than 60 days before the meeting if the Corporation is a distributing corporation (as defined in the Act) or no less than 10 days and no more than 60 days before the meeting if the Corporation is not a distributing corporation.
3.02 Quorum at Meetings of Shareholders
A quorum at meetings of shareholders consists of two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.
3.03 Chair of Shareholder Meetings
The chair of the board shall preside as chair of all meetings of shareholders. If there is no chair of the board or the chair of the board is not present or is unwilling to act as chair of a shareholder meeting, then the president of the Corporation shall preside as chair of the meeting if present and willing to act. In any other case, the directors present shall choose one of their number to be the chair of the meeting.
3.04 Voting
Unless the chair of a meeting of shareholders directs a ballot or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect. A ballot so directed or demanded shall be taken in such manner as the chair of the meeting shall direct. If a ballot is taken, each voting person shall be entitled with respect to each share which he is entitled to vote at the meeting upon the motion, to one vote or such other number of votes as may be provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said motion. Subject to compliance with the Act, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose. Unless a ballot is directed or demanded, an entry in the minutes of a meeting to the effect that the chair of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3.05 Scrutineers
The chair of a meeting of shareholders may appoint for that meeting 1 or more scrutineers, who need not be voting persons.
3.06 Who May Attend Shareholders’ Meeting
The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and the president, if any, as well as others permitted by the chair of the meeting.
3.07 Participation By Communication Facility
Any person entitled to attend a meeting of shareholders may participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting. A meeting of the shareholders called by either the directors or the shareholders may be held entirely by means of such a telephonic, electronic or other communications facility that permits all participants to communicate adequately which each other during the meeting if the directors or shareholders calling the meeting so determine.
3.08 Adjournments
The chair of the meeting may and shall, if so directed by the meeting, adjourn the meeting form time to time and from place to place but no business shall be transacted at the adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.
PART 4
SECURITY CERTIFICATES, PAYMENTS
4.01 Certificates
Security certificates shall be in such form as the board may approve or the Corporation adopt. The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.
4.02 Cheques
Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by ordinary mail, postage prepaid, to each such registered holder at that holder’s address as shown in the records of the Corporation, unless that holder otherwise directs in writing. The mailing of a cheque as aforesaid shall satisfy and discharge all liability for the applicable dividend or other payment to the extent of the sum represented by such cheque plus the amount of any tax which the Corporation is required to and does withhold, unless such cheque is not paid on due presentation.
4.03 Cheques to Joint Shareholders
Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the records of the Corporation in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.04 Non-Receipt of Cheques
The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this bylaw, if that person has satisfied the conditions regarding indemnity, evidence of non- receipt and title set by the board from time to time, either generally or for that particular case.
4.05 Currency of Dividends
Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.
4.06 Lien for Indebtedness
If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provisions of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the transfer of all or any part of such shares may be refused.
4.07 Interest; Fractions
No dividend or other distribution shall bear interest against the Corporation. Where the dividend or other distribution to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded and such payment shall be deemed payment in full.
4.08 Fractional Security or Property
If any dividend or other distribution results in any shareholder being entitled to a fractional part of a security or property, the Corporation may pay such shareholder in place of that fractional part the cash equivalent thereof as determined by the board or may carry out the distribution and adjust the rights of the shareholders on any basis the board considers appropriate.
PART 5
SIGNATORIES, INFORMATION
5.01 Signatories
Except for documents executed in the usual and ordinary course of the Corporation’s business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:
(a)	any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b)	any director or any officer appointed to office by the board.
Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.
5.02 Facsimile Signatures
The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.03 Restriction on Information Disclosed
Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.
PART 6
PROTECTION AND INDEMNITY
6.01 Transactions with the Corporation
No director or officer shall be disqualified by reason of being a director or officer of the Corporation from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest with respect to the Corporation or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with the Corporation or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement. No such contract, transaction or arrangement shall be void or voidable for any such reason and no director or officer shall be liable to account to the Corporation or others for any profit arising from any such office, employment or other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement, except in all cases as otherwise provided in the Act.
6.02 Limitation of Liability
Subject to any applicable statutory provisions, no director or officer and no other individual who acts at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, shall be liable for:
(a)	the acts, receipts, neglects or defaults of any other person;

(b)	joining in any receipt or other act for conformity;

(c)	any loss, damage or expense to the Corporation or other entity arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation or other entity;

(d)	the insufficiency or deficiency of any security in or upon which any monies of the Corporation or other entity are invested;

(e)
any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation or other entity are lodged or deposited;

(f)	any loss, damage or expense occasioned by any error of judgment or oversight; or

(g)	any other loss, damage or expense related to the performance or non-performance of the duties of that individual’s office.
6.03 Contracts on Behalf of the Corporation
Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.04 Indemnity of Directors and Officers
Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:
(a)
shall indemnify each director or officer or former director or officer and each other individual who acts or has acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity (and each such individual’s respective heirs and personal representatives), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

(i)
the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(ii)
in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; and

(b)	shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 6.04(a) in accordance with the Act.
Notwithstanding the foregoing, any such indemnity or advance of monies in respect of an action referred to in Section 6.04(a) by or on behalf of the Corporation or other entity in respect of which an individual has acted as director or officer or in a similar capacity at the request of the Corporation to procure judgment in its favour shall be subject to approval of a court.
6.05 Indemnities Not Limiting
The provisions of this Article 6 shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.
PART 7
NOTICES
7.01 Procedure for Giving Notices
Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the bylaws or otherwise to a shareholder or other securityholder of the Corporation, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s address as shown in the records of the Corporation or mailed to the person at such address by ordinary mail, postage prepaid, or, if the person consents, provided by electronic document in accordance with the Act. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Any notice so delivered shall be deemed to have been received when it is delivered personally or at the address as aforesaid. Any such notice mailed or provided by electronic document as aforesaid shall be deemed to have been received at the time specified in the Act.
7.02 Notices to Successors in Title
Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation.

7.03 Notice to Joint Securityholders
Notice to one joint securityholder is sufficient notice to all of them. Such notice shall be addressed to all such joint securityholders and sent to the address for them shown in the records of the Corporation, or to the first such address if there is more than one.
7.04 Facsimile Signatures on Notices
The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.
7.05 Omission of Notice Does Not Invalidate Actions
All actions taken at a meeting in respect of which a notice has been given shall be valid even if:
(a)	by accident, notice was not given to any person;

(b)	notice was not received by any person; or

(c)	there was an error in a notice that did not affect the substance of the notice.
7.06 Waiver of Notice
Any person entitled to notice under the Act, the articles or the bylaws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any defect in giving that notice to such person.
PART 8
AMENDMENT OR REPEAL OF BYLAW
8.01 Directors may Make, Amend or Repeal Bylaws by Resolution
Subject to compliance with the Act, the board may, by resolution, make, amend or repeal any bylaw that regulates the business or affairs of the Corporation.
8.02 Effect of Amendment or Repeal of Bylaw
The amendment of repeal of any bylaw in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any bylaw repealed in whole or part shall continue to act as if elected or appointed under the provisions of this bylaw.
MADE by the Board on the 28th day of August  , 2006.

Director
CONFIRMED by the Shareholders of the Corporation on the 29th day of September, 2006.

President	Secretary

Schedule E
Reporting Package

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Authorite des Marches Financiers
Toronto Stock Exchange
Ernst and Young LLP
Manning Elliot, Chartered Accountants
NOTICE OF CHANGE OF AUDITOR
We wish to advise that the Company does not intend to propose its current auditor, Ernst and Young LLP for re-appointment at the Company’s Annual Meeting scheduled for September 29, 2006.
The directors resolved in a meeting held on June 26, 2006 to propose that Manning Elliot, Chartered Accountants, of 11th Floor, 1050 West Pender Street, Vancouver, BC, V6E 3S7 be appointed as auditor of the Company in the place and stead of Ernst and Young LLP until the close of the next Annual General Meeting of the Company.
There have been no reservations contained in the reports of Ernst and Young LLP for the two most recently completed fiscal years. There are no reportable events between the Company and Ernst and Young LLP and there have been no qualified opinions or denials of opinion of Ernst and Young LLP.
The replacement of Ernst and Young LLP by Manning Elliot, Chartered Accountants has been considered and approved by the Company’s Audit Committee, which has reviewed all the documents relating to the change of auditor.
Dated at Vancouver, British Columbia, this 8th day of August, 2006.
WEX PHARMACEUTICALS INC.
Edge Wang
President & Chief Executive Officer
INNOVATORS IN PAIN MANAGEMENT

August 10, 2006

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorite des Marches Financiers Toronto Stock Exchange
Dear Sirs:
Re:     Wex Pharmaceuticals Inc.
We acknowledge receipt of a Notice of Change of Auditors (the “Notice”) dated August 8, 2006 delivered to us by Wex Pharmaceuticals Inc. in respect of the replacement of Ernst & Young LLP from the office of auditor of Wex Pharmaceuticals Inc. and the subsequent appointment of Manning Elliot, Chartered Accountants to that office.
Please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein that pertains to this Firm.
We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Dennis Bettiol at (604) 643-5423.
Sincerely,
Ernst & Young LLP
A member of Ernst & Young Global

August 14, 2006
Attention: Statutory Filings
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Authorite des Marches Financiers
Toronto Stock Exchange
Dear Sirs/Mesdames:

Re:	WEX Pharmaceuticals Inc. (the “Company”)
Notice of Change of Auditor (the “Notice”)
We have read the Notice of Change of Auditor dated August 8, 2006 from WEX Pharmaceuticals Inc. (the “Notice”), delivered to us pursuant to National Instrument 51-102-Continuous Disclosure Obligations.
In this regard, we confirm that we are in agreement with the information contained in the Notice based on our knowledge of the information that we have on the Company at this time.
Yours truly,
MANNING ELLIOTT LLP
Per: Alden A. Aumann, CA

WEX Pharmaceuticals Inc.
Notice of 2006 Annual and Special Meeting of Shareholders
Notice Is Hereby Given that the 2006 annual and special meeting of shareholders (the “Meeting”) of WEX Pharmaceuticals Inc. (the “Corporation”) will be held in the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, Canada, on September 29, 2006 at the hour of 10:00 am for the following purposes:
1.	to receive the Corporation’s consolidated financial statements for the financial year ended March 31, 2006 and the report of the auditors thereon;

2.	to fix the number of directors of the Corporation for the ensuing year at seven (7);

3.	to elect seven (7) directors to hold office until the close of the next annual meeting of shareholders of the Corporation;

4.	to appoint auditors for the ensuing year;

5.	to authorize the directors to fix the remuneration to be paid to the auditors;

6.
to consider and, if thought appropriate, to pass an ordinary resolution of the disinterested shareholders of the Corporation amending the exercise prices and terms, as applicable, of the outstanding share purchase warrants of the Corporation held by insiders of the Corporation;

7.
to consider and, if thought appropriate, to pass an ordinary resolution of the shareholders confirming Bylaw No. 1 as amended as described in the Information Circular accompanying this Notice of Meeting; and

8.	to transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.
Shareholders who are unable to attend the Meeting in person are requested to read the Notes accompanying the instrument of proxy and complete and return the proxy to the Corporation’s transfer agent, CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Facsimile No.: (604) 688-4301 or the Corporation, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.
Accompanying this Notice of Meeting is a Management Proxy Circular, which provides additional information relating to the matters to be dealt with at the Meeting; a form of Proxy, a return envelope for the use of shareholders to send in their proxy, a financial statement request form for use by shareholders who wish to receive interim and annual financial statements, and a copy of the Corporation’s 2006 annual report.
The Board of Directors of the Corporation fixed August 22, 2006 as the Record Date for the determination of the shareholders entitled to receive this Notice, and to attend and vote at the Meeting.
Dated at the City of Vancouver, in the Province of British Columbia, as of the 29th day of August, 2006.

By Order of the Board of Directors

“Edge Wang”

Edge Wang
President and Chief Executive Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer